
07077355


SEC MAIL
PROCESSING
RECEIVED
SEP 12 2007
SECTION
WASH, D.C.
182

SOURCEFIRE, INC.

2006 ANNUAL REPORT

To Our Stockholders:

I believe the year 2006 will be viewed as an inflection point in Sourcefire's history. We announced in October 2005 the intention for Sourcefire to be acquired by Check Point Software Technologies Ltd. We then announced in March 2006 that Sourcefire and Check Point Software Technologies opted to withdraw their merger filing with the Committee on Foreign Investment in the United States (CFIUS). Sourcefire went on to finish out 2006 growing our revenues to approximately $45 million, or an increase of 37% over 2005.

In October 2006 Sourcefire filed a registration statement for an initial public offering (IPO). We were successful in taking the company public and our stock began trading on the NASDAQ Global Market on March 9, 2007 under the ticker symbol "FIRE."

Through the years, Sourcefire has been consistently recognized for its innovation and industry leadership by customers, media and industry analysts alike — with more than 30 awards and accolades. Sourcefire was positioned in the Leaders Quadrant of Gartner's "Magic Quadrant for Network Intrusion Prevention System Appliances 2H06" report. In 2006, the Sourcefire® 3D System™ was named the "Best Security Solution" at the 2006 SC Awards and was awarded "Security Product of the Year" at the NetEvents 2006 "Technology Leader" Awards.

We plan to continue this culture of innovation at Sourcefire and have recently announced our Enterprise Threat Management (ETM) Strategy. Built on a common foundation of threat, network, endpoint and user intelligence, the Sourcefire 3D System™ unifies four key ETM solutions — Intrusion Prevention (IPS), Network Behavior Analysis (NBA), Network Access Control (NAC) and Vulnerability Assessment — to defend enterprise networks at all stages of the attack continuum — Before, During and After the attack. Sourcefire is the first network security vendor to integrate all four ETM components under the same management console, affording customers with both efficient and effective means for defending complex networks against today's most costly threats.

We remain optimistic about the overall health of our industry, our company, and its growth potential. We believe that we have the best products in our category, and a solid strategy for addressing the evolving needs of the enterprise and next-generation enterprise networks. We believe that we will be able to leverage our open-source technology and the community that surrounds it, our Enterprise Threat Management roadmap, the first elements of which will be delivered this year, to help drive future revenue growth.

We will continue to be aggressive both in terms of business and product expansion, and I encourage you to be on the lookout for additional announcements regarding new Sourcefire offerings and capabilities. Lastly, I want to thank our investors for your support through our IPO and our first two quarters as a public company. On behalf of the entire Sourcefire team, I would like to reiterate our absolute commitment to building value and to earning your continued trust and support.

Sincerely,



E. Wayne Jackson, III
Chief Executive Officer and Chairman of the Board of Directors

Business Overview

Sourcefire is a leading provider of intelligence driven, open source network security solutions that enable our customers to protect their computer networks in an effective, efficient and highly automated manner. We apply a comprehensive Discover, Determine and Defend, or 3D, approach to network security through which we: 1) discover potential threats and vulnerabilities, 2) determine the potential impact of those observations to the network and 3) defend the network through aggressive enforcement of security policies. We sell our security solutions to a diverse customer base that includes over 27 of the Fortune 100 companies and over half of the 30 largest U.S. government agencies. We also manage one of the security industry's leading open source initiatives, Snort.

Our Sourcefire 3D™ approach to network security integrates four key technologies, (1) Intrusion Prevention Systems (IPS), (2) Network Behavior Analysis (NBA), (3) Network Access Control (NAC), and (4) Vulnerability Assessment (VA) with network and user intelligence under a single management console. We refer to this comprehensive approach as Enterprise Threat Management (ETM).

Sourcefire IPS™ (Intrusion Prevention Sensors). The Intrusion Prevention Sensors utilize open source Snort® and our proprietary technology to monitor network traffic. These sensors compare observed traffic to a set of "Rules", or a set of network traffic characteristics, which can be indicative of malicious activity. Once the Intrusion Sensors match a Rule to the observed traffic, they block malicious traffic and/or send an alert to the Defense Center for further analysis, prioritization and possible action.

Network Behavior Analysis (NBA). At the heart of the Sourcefire 3D security solution is Real-time Network Awareness, or RNA, our network intelligence product that provides persistent visibility into the composition, behavior, topology (the relationship of network components) and risk profile of the network. This information provides a platform for the Defense Center's automated decision-making and network policy compliance enforcement. The ability to continuously discover characteristics and vulnerabilities of any computing device communicating on a network such as a computer, printer or server, or endpoint intelligence, enables our Intrusion Prevention products to more precisely identify and block threatening traffic and to more efficiently classify threatening and/or suspicious behavior than products lacking network intelligence.

Sourcefire Defense Center. The Sourcefire Defense Center is the central management console that aggregates, correlates and prioritizes security and compliance event data from IPS, RNA, and open source Snort for forensic analysis, trends analysis and management reporting. Our customers can leverage our Network Access Control (NAC) technology in order to establish and enforce permissible network usage parameters, as well as our Vulnerability Assessment (VA) technology in order to conduct targeted, active scanning of suspicious vulnerabilities and/or network end points. A single Sourcefire Defense Center can control multiple 3D Sensors to provide our customers a comprehensive view of event activity on their networks. The Defense Center has an open architecture that is designed to leverage existing IT infrastructure such as firewalls, routers, trouble ticketing, and patch management systems for virtually any task, including alerting, blocking and initiating corrective measures.

Sourcefire RUA™ (Real-time User Awareness). Sourcefire RUA is a new technology feature that will enable our customers to correlate user identity information with network intelligence to reveal the source of policy breaches, attacks, or network vulnerabilities. Adding this intelligence to the information already collected and analyzed by the Sourcefire Defense Center will enhance our customers' ability to effectively and efficiently protect their networks.

Market Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "FIRE." Our stock began trading on the NASDAQ Global Market on March 9, 2007. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market.

	High	Low
Year Ending December 31, 2007		
First Quarter (March 9, 2007 through March 31, 2007)	$18.83	$14.75
Second Quarter	$17.61	$10.71
Third Quarter (through August 27, 2007)	$15.00	$ 8.93

As of August 14, 2007, there were approximately 84 holders of record of our common stock and 2,267 beneficial owners of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Stock Performance Graph

The following graph illustrates a comparison of the total cumulative stockholder return on our common stock (traded under the symbol "FIRE") since March 9, 2007, the date our stock commenced public trading, through July 31, 2007 to two indices: the RDG Software Composite Index and the Russell 2000 Index. The graph assumes an initial investment of $100 on March 9, 2007. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of our common stock.

COMPARISON OF 5 MONTH CUMULATIVE TOTAL RETURN*

Among Sourcefire, Inc., The Russell 2000 Index
And The RDG Software Composite Index



DOLLARS
200
150
100
50
0
Sourcefire, Inc.
Russell 2000
RDG Software Composite
3/9/07
3/07
4/07
5/07
6/07
7/07

* $100 invested on 3/9/07 in stock or on 2/28/07 in index-including reinvestment of dividends. Fiscal year ending December 31.

	3/9/07	3/07	4/07	5/07	6/07	7/07
Sourcefire, Inc.	100.00	113.75	77.28	88.77	90.32	78.44
Russell 2000	100.00	101.07	102.89	107.10	105.53	98.32
RDG Software Composite	100.00	101.26	106.18	110.31	107.80	104.65

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the five years ended December 31, 2006 and the consolidated balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth below and our consolidated financial statements and related notes included elsewhere in this Annual Report. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,				
	2002	2003	2004	2005	2006
	(in thousands, except share, per share and other operating data)				
Consolidated statement of operations data:					
Revenue:					
Products	$ 1,704	$ 8,153	$ 12,738	$ 23,589	$ 30,219
Services	197	1,328	3,955	9,290	14,707
Total revenue	1,901	9,481	16,693	32,879	44,926
Cost of revenue:					
Products	448	2,570	4,533	6,610	8,440
Services	155	436	872	1,453	2,632
Total cost of revenue	603	3,006	5,405	8,063	11,072
Gross profit	1,298	6,475	11,288	24,816	33,854
Operating expenses					
Research and development	1,261	3,751	5,706	6,831	8,612
Sales and marketing	3,179	9,002	12,585	17,135	20,652
General and administrative	1,234	2,141	2,905	5,120	5,017
Depreciation and amortization	153	441	752	1,103	1,230
Total operating expenses	5,827	15,335	21,948	30,189	35,511
Operating loss	(4,529)	(8,860)	(10,660)	(5,373)	(1,657)
Other income (expense), net	22	16	164	(85)	792
Loss before income taxes	(4,507)	(8,844)	(10,496)	(5,458)	(865)
Income tax expense	—	—	—	—	(67)
Net loss	(4,507)	(8,844)	(10,496)	(5,458)	(932)
Accretion of preferred stock	(356)	(1,262)	(2,451)	(2,668)	(3,819)
Net loss attributable to common stockholders	$ (4,863)	$ (10,106)	$ (12,947)	$ (8,126)	$ (4,751)
Net loss per common share:					
Basic and diluted	$ (2.61)	$ (4.69)	$ (4.97)	$ (2.54)	$ (1.40)
Pro forma (unaudited)[1]					$ (0.06)
Shares used in per common share calculations:					
Basic and diluted	1,865,663	2,156,725	2,602,743	3,200,318	3,389,527
Pro forma (unaudited)[1]					16,885,981
Other operating data:					
Number of sales in excess of $500,000	1	2	5	9	14
Number of new 3D customers		161	136	149	273
Cumulative number of Fortune 100 3D customers at end of period	3	10	17	24	26
Number of full-time employees at end of period	46	84	107	135	182

(footnotes on following page)

	As of December 31,				
	2002	2003	2004	2005	2006
Consolidated balance sheet data:					
Cash and cash equivalents	$ 2,991	$ 5,315	$ 3,563	$ 1,106	$ 13,029
Held-to-maturity investments	—	—	5,751	2,005	13,293
Total assets	4,928	10,316	20,016	21,250	49,952
Long-term debt	580	345	461	990	1,312
Total liabilities	2,031	5,166	10,177	16,340	22,104
Total convertible preferred stock	7,716	19,958	37,339	40,007	66,747
Total stockholders' equity (deficit)	(4,819)	(14,808)	(27,500)	(35,097)	(38,899)
Dividends declared per share	—	—	—	—	—

(1) On a pro forma basis, giving effect to the conversion of all of the outstanding shares of our preferred stock into shares of our common stock immediately prior to our March 2007 IPO.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this Annual Report and in our other Securities and Exchange Commission filings, including our final prospectus dated March 8, 2007, which we filed in connection with the initial public offering of our common stock. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in "Risk Factors."

Overview

Sourcefire is a leading provider of intelligence driven, open source network security solutions that enable our customers to protect their computer networks in an effective, efficient and highly automated manner. We apply a comprehensive Discover, Determine and Defend, or 3D, approach to network security through which we: 1) discover potential threats and vulnerabilities, 2) determine the potential impact of those observations to the network and 3) defend the network through aggressive enforcement of security policies. We sell our security solutions to a diverse customer base that includes over 27 of the Fortune 100 companies and over half of the 30 largest U.S. government agencies. We also manage one of the security industry's leading open source initiatives, Snort.

Our Sourcefire 3D™ approach to network security integrates four key technologies, (1) Intrusion Prevention Systems (IPS), (2) Network Behavior Analysis (NBA), (3) Network Access Control (NAC), and (4) Vulnerability Assessment (VA) with network and user intelligence under a single management console. We refer to this comprehensive approach as Enterprise Threat Management (ETM).

Sourcefire IPS™ (Intrusion Prevention Sensors). The Intrusion Prevention Sensors utilize open source Snort® and our proprietary technology to monitor network traffic. These sensors compare observed traffic to a set of "Rules", or a set of network traffic characteristics, which can be indicative of malicious activity. Once the Intrusion Sensors match a Rule to the observed traffic, they block malicious traffic and/or send an alert to the Defense Center for further analysis, prioritization and possible action.

Network Behavior Analysis (NBA). At the heart of the Sourcefire 3D security solution is Real-time Network Awareness, or RNA, our network intelligence product that provides persistent visibility into the composition, behavior, topology (the relationship of network components) and risk profile of the network. This information provides a platform for the Defense Center's automated decision-making and network policy compliance enforcement. The ability to continuously discover characteristics and vulnerabilities of any computing device communicating on a network such as a computer, printer or server, or endpoint intelligence, enables our Intrusion Prevention products to more precisely identify and block threatening traffic and to more efficiently classify threatening and/or suspicious behavior than products lacking network intelligence.

Sourcefire Defense Center. The Sourcefire Defense Center is the central management console that aggregates, correlates and prioritizes security and compliance event data from IPS, RNA, and open source Snort for forensic analysis, trends analysis and management reporting. Our customers can leverage our Network Access Control (NAC) technology in order to establish and enforce permissible network usage parameters, as well as our Vulnerability Assessment (VA) technology in order to conduct targeted, active scanning of suspicious vulnerabilities and/or network end points. A single Sourcefire Defense Center can control multiple 3D Sensors to provide our customers a comprehensive view of event activity on their networks. The Defense Center has an open architecture that is designed to leverage existing IT infrastructure such as firewalls, routers, trouble ticketing, and patch management systems for virtually any task, including alerting, blocking and initiating corrective measures.

Sourcefire RUA™ (Real-time User Awareness). Sourcefire RUA is a new technology feature that will enable our customers to correlate user identity information with network intelligence to reveal the source of policy breaches, attacks, or network vulnerabilities. Adding this intelligence to the information already collected and analyzed by the Sourcefire Defense Center will enhance our customers' ability to effectively and efficiently protect their networks.

Historical Development of our Business

We were organized as a Delaware corporation and began operations in January 2001, and we sold our first commercial product, a Sourcefire Intrusion Sensor, in the summer of 2001. In 2002, we released the first version of the Defense Center product, closed our first round of institutional financing, raising approximately $7.5 million from the sale of Series A convertible preferred stock, and hired senior executives including our CEO, COO, VP of Sales and VP of Business Development. In 2003, we closed our second round of institutional financing, raising $11 million from the sale of Series B convertible preferred stock, released our RNA product and hired our CFO and VP of Engineering. In 2004, we completed our third round of institutional financing, raising $15 million from the sale of Series C convertible preferred stock, exceeded 100 total employees, hired our chief marketing officer and introduced the Sourcefire 3D suite of products. In 2005, we leased approximately 40,000 square feet of office space for our corporate headquarters including a 4,000 square foot state-of-the-art security lab, received NSS gold certification for our intrusion detection product and released our enterprise class intrusion sensor product.

In October 2005 we entered into a definitive merger agreement to be acquired by Check Point Software Technologies Ltd., an Israeli company, for $225.0 million. As a result of the merger announcement and during the period following the announcement, our U.S. government business was curtailed as certain government agencies apparently became unwilling to buy products from a company being acquired by a foreign entity and instead purchased and installed products sold by our competitors. In April 2006, the proposed acquisition was mutually terminated in response to objections from the Committee on Foreign Investment in the United States. Our business, including our business with the U.S. government, continued to grow following the termination. We believe that, other than the curtailment of government business described above, the announcement, pendency and termination of the merger did not have a material adverse effect on our business.

In 2006, we closed our fourth round of institutional financing, raising $23 million from the sale of Series D convertible preferred stock, and achieved our first quarter of cash flow positive results.

Initial Public Offering

In March 2007, we completed the initial public offering or IPO of our common stock in which we sold and issued 6,185,500 shares of our common stock, including 865,500 shares sold by us pursuant to the underwriters' full exercise of their over-allotment option, at an issue price of $15.00 per share. We raised a total of $92.8 million in gross proceeds from the IPO, or approximately $83.8 million in net proceeds after deducting underwriting discounts and commissions of $6.5 million and other offering costs of $2.5 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into an aggregate of 14,302,056 shares of common stock.

Key Financial Metrics and Trends

Pricing and Discounts

We maintain a standard price list for all our products. Additionally, we have a corporate policy that governs the level of discounting our sales organization may offer on our products based on factors such as transaction size, volume of products, federal or state programs, reseller or distributor involvement and the level of technical support commitment. Our total product revenue and the resulting cost of revenue and gross profit percentage are directly affected by our ability to manage our product pricing policy. Although we have not experienced pressure to reduce our prices, competition is increasing and, in the future, we may be forced to reduce our prices to remain competitive.

Revenue

We currently derive revenue from product sales and services. Product revenue is principally derived from the sale of our network security solutions. Our network security solutions include a perpetual software license bundled with a third-party hardware platform. Services revenue is principally derived from technical support and professional services. We typically sell technical support to complement our network security solutions. Technical support entitles a customer to product updates, new Rules releases and both telephone and web assistance for using our products. Our professional services revenue includes optional installation, configuration and tuning ("network security deployment services"). These network security deployment services typically occur on-site after delivery has occurred.

Product sales are typically recognized as revenue at shipment of the product to the customer, whether sold directly or through resellers. For sales made through distributors and original equipment manufacturers, or OEMs, we do not recognize revenue until we receive the monthly sales report which indicates the sell-through volume to end user customers. Revenue from services is recognized when the services are performed. For technical support services, revenue is recognized ratably over the term of the support arrangement, which is usually a 12-month agreement providing for payment in advance and automatic renewals.

We sell our network security solutions globally. However, over 80% of our revenue for 2006 was generated by sales to U.S.-based customers. We expect that our revenue from customers based outside of the United States will increase in amount and as a percentage of total revenue as we execute our strategy to strengthen our international presence. We also expect that our revenue from sales through OEMs and distributors will increase in amount and as a percentage of total revenue as we execute our strategy to expand such relationships. We manage our operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, our business does not have reportable segments.

Revenue from product sales has been highly seasonal, with more than one-third of our total product revenue in recent fiscal years generated in the fourth quarter. The timing of our year-end shipments could materially affect our fourth quarter product revenue in any fiscal year and sequential quarterly comparisons. Revenue from our government customers has occasionally been influenced by the September 30th fiscal year-end of the U.S. federal government, which has historically resulted in our revenue from government customers being highest in the third quarter. Although we do not expect these general seasonal patterns to change substantially in the future, our revenue within a particular quarter is often affected significantly by the unpredictable procurement patterns of our customers. Our prospective customers usually spend a long time evaluating and making purchase decisions for network security solutions. Historically, many of our customers have not finalized their purchasing decisions until the final weeks or days of a quarter. We expect these purchasing patterns to continue in the future. Therefore, a delay in even one large order beyond the end of the quarter could materially reduce our anticipated revenue for a quarter. Because many of our expenses must be incurred before we expect to generate revenue, delayed orders could negatively impact our results of operations for the period and cause us to fail to meet the financial performance expectations of securities industry research analysts or investors.

Cost of Revenue

Cost of product revenue includes the cost of the hardware platform bundled into our network security solution, royalties for third-party software included in our network security solution, materials and labor that go into the quality assurance of our products, logistics, warranty, shipping and handling costs and, in the limited instance where we lease our network security solutions to our customers, depreciation and amortization. For both the year ended December 31, 2006 and the year ended December 31, 2005, cost of product revenue was 28% of total product revenue. Hardware costs, which are our most significant cost items, generally have not fluctuated materially as a percentage of revenue in recent years because competition among hardware platform suppliers has remained strong and, therefore, our hardware cost has remained consistent. Because of the competition among hardware suppliers and our outsourcing of the manufacture of our products to four separate domestic contract manufacturers, we currently have no reason to expect that our cost of product revenue as a percentage of total product revenue will change significantly in the foreseeable future due to hardware pricing increases. However, hardware or other costs of manufacturing may increase in the future. We incur labor and associated overhead expenses, such as occupancy costs and fringe benefits costs, as part of managing the manufacturing process. These costs are included as a component of our cost of product revenue, but they have not been material.

Cost of service revenue includes the direct labor costs of professionals and outside consultants engaged to furnish those services, as well as their travel and associated direct material costs. Additionally, we include in cost of service revenue an allocation of overhead expenses such as occupancy costs, fringe benefits and supplies. For the years ended December 31, 2006 and 2005, cost of service revenue was 18% and 16% of total service revenue, respectively, and, although we anticipate incurring additional costs in the future for increased personnel to support and service our growing customer base, we do not expect the cost of service revenue as a percentage of service revenue to change materially in the future.

Gross Profit

Our gross profit is affected by a variety of factors, including competition, the mix and average selling prices of our products, our pricing policy, technical support and professional services, new product introductions, the cost of hardware platforms, the cost of labor to generate such revenue and the mix of distribution channels through which our products are sold. Although we have not had to reduce the prices of our products or vary our pricing policy in recent years, our gross profit would be adversely affected by price declines if we are unable to reduce costs on existing products and to continue to introduce new products with higher margins. Currently, product sales typically have a lower gross profit as a percentage of revenue than our services due to the cost of the hardware platform. Our gross profit for any particular quarter could be adversely affected if we do not complete sales of higher margin products by the end of the quarter. As discussed above, many of our customers do not finalize purchasing decisions until the final weeks or days of a quarter, so a delay in even one large order of a higher-margin product could reduce our total gross profit percentage for that quarter. For both the year ended December 31, 2006 and the year ended December 31, 2005, gross profit was 75% of total revenue. Based on current market conditions, we do not expect these percentages to change significantly in the foreseeable future, although unexpected pricing pressures or an increase in hardware or other costs would cause our gross profit percentage to decline.

Operating Expenses

Research and Development. Research and development expenses consist primarily of payroll, benefits and related costs for our engineers, occupancy costs and other overhead, costs for sophisticated components used in product and prototype development and costs of test equipment used during product development.

We have significantly expanded our research and development capabilities and expect to continue to expand these capabilities in the future. All of our research and development is performed in the United States. We are committed to increasing the level of innovative design and development of new products as we strive to enhance our ability to serve our existing commercial and federal government markets as well as new markets for security solutions. To meet the changing requirements of our customers, we will need to fund investments in several development projects in parallel. Accordingly, we anticipate that our research and development expenses will continue to increase in absolute dollars for the foreseeable future, but should decline moderately as a percentage of total revenue as we expect to grow our sales more rapidly than our research and development expenditures. For the years ended December 31, 2006 and 2005, research and development expense was $8.6 million and $6.8 million, or 19% and 21% of total revenue, respectively.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, incentive compensation, benefits and related costs for: sales and marketing personnel; trade show, advertising, marketing and other brand-building costs; marketing consultants and other professional services; training, seminars and conferences; travel and related costs; and occupancy and other overhead costs.

As we focus on increasing our market penetration, expanding internationally and continuing to build brand awareness, we anticipate that selling and marketing expenses will continue to increase in absolute dollars, but decrease as a percentage of our revenue, in the future.

For the years ended December 31, 2006 and 2005, sales and marketing expense was $20.7 million and $17.1 million, or 46% and 52% of total revenue, respectively.

General and Administrative. General and administrative expenses consist primarily of: salaries, incentive compensation, benefits and related costs for executive, finance, information system and administrative personnel; legal, accounting and tax preparation and advisory fees; travel and related costs; information systems and infrastructure costs; and occupancy and other overhead costs.

General and administrative expenses have increased during the period of time leading up to our IPO, and as we operate as a public company, we expect to incur additional expenses for costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002, directors' and officers' liability insurance, and our investor relations function.

For the years ended December 31, 2006 and 2005, general and administrative expense was $5.1 million and $5.0 million or 11% and 16% of total revenue, respectively.

Stock-Based Compensation. Prior to January 1, 2006, our stock-based compensation expense consisted primarily of the amortization of unearned compensation related to grants of restricted shares of our common stock to certain officers and employees in 2002 and 2003, as well as the modification of certain fixed stock option awards subsequent to their grant date. Total stock-based compensation expenses recorded in our statements of operations for 2003, 2004 and 2005 were $72,000, $177,000 and $470,000, respectively.

Effective January 1, 2006, we adopted the fair value recognition provisions of the Financial Accounting Standards Board's SFAS No. 123(R), "Share-Based Payment," using the prospective transition method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant date fair value of stock awards granted or modified after January 1, 2006.

As a result of adopting SFAS No. 123(R) on January 1, 2006, based on the estimated grant-date fair value of employee stock options subsequently granted or modified, we recognized aggregate stock-based compensation expense of $703,000 for the year ended December 31, 2006. We use the Black-Scholes option pricing model to estimate the calculated value of granted stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility.

The grant date fair value of options not yet recognized as expense as of December 31, 2006 aggregated approximately $3.4 million, net of estimated forfeitures, which will be recognized over a weighted-average period of approximately four years. We expect to record aggregate amortization of stock-based compensation of approximately $1,251,000, $1,026,000, $791,000 and $321,000 during fiscal years 2007, 2008, 2009 and 2010, respectively, from these outstanding awards, subject to continued vesting.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

We believe that, of our significant accounting policies, which are described in Note 2 to the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition. We recognize substantially all of our revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," or SOP 97-2, as amended by SOP 98-4 and SOP 98-9. We establish persuasive evidence of an arrangement for each type of revenue transaction based on:

- in the case of direct sales or indirect sales through some resellers or distributors, either a signed contract with the end user customer or a click-wrap contract embedded in the product, whereby the end user customer agrees to our standard terms and conditions,

- in the case of indirect sales through OEMs or some resellers or distributors, a signed distribution contract with OEMs and other resellers; or

- in the case of services, including support, training and other professional services, through the execution of a separate services arrangement.

For each arrangement, we defer revenue recognition until all of the following criteria have been met:

- persuasive evidence of an arrangement exists (*e.g.*, a signed contract);
- delivery of the product has occurred and there are no remaining obligations or substantive customer acceptance provisions;
- the fee is fixed or determinable; and
- collection of the fee is probable.

We allocate the total value of the arrangement among each deliverable based on its fair value as determined by vendor-specific objective evidence, such as standard product discount levels, daily service rates and consistent support level renewal pricing. If vendor-specific objective evidence of fair value does not exist for each of the deliverables, all revenue from the arrangement is further deferred until the earlier of the point at which sufficient vendor-specific objective evidence of fair value can be determined or all elements of the arrangement have been delivered. However, if the only undelivered elements are technical support and/or professional services, elements for which we currently have established vendor specific objective evidence of fair value, we recognize revenue for the delivered elements using the residual method. Changes in judgments and estimates about these assumptions could materially impact the timing of revenue recognition.

Accounting for Stock-Based Compensation. Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25, and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of our common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. We had adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which was released in December 2002 as an amendment to SFAS No. 123, and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), "Share-Based Payment," which revised SFAS No. 123 and superseded APB No. 25. SFAS 123(R) focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), an entity is generally required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS No. 123(R) are required to be applied as of the beginning of the first interim or annual reporting period of the entity's first fiscal year that begins after December 15, 2005.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R) using the prospective transition method, which requires the Company to apply the provisions of SFAS No. 123(R) only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant date fair value of stock awards granted or modified after January 1, 2006. As the Company had used the minimum value method for valuing its stock options under the disclosure requirements of SFAS 123, all options granted prior to January 1, 2006 continue to be accounted for under APB No. 25.

In determining the grant date fair value of share-based payments, we conducted contemporaneous valuations relying on the guidance prescribed by the American Institute of Certified Public Accountants in its practice aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," or the Practice Aid. In each instance where we made such a valuation determination, and as more fully described below, we generally first determined a fair value of the enterprise using one or both of the market approach or the income approach. Once we determined an estimated fair value of the enterprise, we then allocated that enterprise value to each of our classes of stock based upon a consideration of those classes' relative economic and control rights, using a methodology consistent with the Practice Aid, as discussed in further detail below.

We did not obtain contemporaneous valuations by an unrelated valuation specialist that we could rely on during the periods outlined below. Instead, we relied on the experience of our management team and our board of directors, which includes several venture capitalists who have considerable experience in the valuation of emerging companies and one member with extensive experience as a chief financial officer of a publicly traded company who joined our board in August 2006.

For the Period August 2005 through September 2005. We did not grant any share-based payments during the period from August 2005 through September 2005. The primary reason for not granting any share-based compensation during this period was because we believed that the fair value of our enterprise was not easily determinable due to our ongoing merger discussions with Check Point Software Technologies Ltd., or Check Point.

October 2005. On October 5, 2005 our ongoing discussions with Check Point resulted in the signing of a definitive merger agreement to be acquired for approximately $225.0 million in cash. Later that month, we granted an option to purchase 6,157 shares of our common stock at an exercise price of $8.36 per share to one employee. In connection with that grant, we determined that the fair value of our common stock was also $8.36 per share and therefore, in accordance with APB No. 25, did not record any compensation expense since the award had no intrinsic value on the measurement date. In concluding that $8.36 was the fair value of our common stock, we followed the methodology outlined above by first determining our enterprise value and then allocating that value to each of our classes of stock. We calculated an enterprise value of $225.0 million using the market approach. We concluded that the market approach was the most appropriate methodology at this time since it relied on data generated by an actual market transaction. Immediately prior to this grant, we executed a merger agreement with Check Point, which proposed a definitive arm's length transaction between willing parties. We arrived at the $225.0 million enterprise value using the aggregate consideration that Check Point had agreed to pay for us. In addition to doing the foregoing analysis, we also reviewed market data provided by our investment advisors for comparable acquisition transactions that had occurred in the previous several months to ascertain the fairness of the Check Point offer.

In allocating the $225.0 million enterprise value to each of our classes of stock, we used the current-value method since we believed at the time of the valuation that a liquidity event in the form of an acquisition was imminent. Using the current-value method, we first allocated the proceeds to each of our series of preferred stock based upon their respective liquidation preferences and dividend rights. Specifically, we allocated approximately $56.8 million in the aggregate to our preferred stock, representing the liquidation preferences plus all accrued but unpaid dividends. In accordance with our Charter, we then allocated the remaining $168.2 million to all equity securities assuming conversion of all securities into shares of common stock. This resulted in a value of approximately $8.85 per share of common stock. We then applied a discount of approximately five percent to reflect the risk that the proposed merger with Check Point would not be consummated, and we arrived at fair value per common share of $8.36. We used a five percent discount based upon advice received from our financial advisors that such a discount was typical at similar stages of similar transactions, as well as based on our own opinions formed in negotiating the merger agreement with Check Point.

For the Period November 2005 to March 2006. In January 2006 we granted options to purchase a total of 171,489 shares of our common stock to our employees at an exercise price of $8.36 per share. In accordance with SFAS 123(R), we measured share-based compensation expense with respect to these grants using the Black-Scholes option pricing model using a per share fair value of our common stock of $8.36 per share. In concluding that $8.36 was the fair value of our common stock, we followed the same methodology used in October 2005 because we were still a party to the proposed merger agreement with Check Point for which we believed that consummation was imminent and therefore no adjustment to the market approach previously used was warranted. In late March 2006 we made a public announcement concerning the withdrawal of our merger agreement with Check Point because we could not obtain approval from the Department of Homeland Security's Committee on Foreign Investment in the United States, or CFIUS.

April 2006. During April 2006, we cancelled the 6,157 options previously granted in October 2005 as well as the options to purchase 159,175 shares of our common stock we granted in January 2006, all at an exercise price of $8.36 per share, and we reissued them at an exercise price of $5.26 per share. Additionally, we granted new options to employees to purchase an aggregate of 287,846 shares of our common stock at $5.26 per share. In accordance with SFAS 123(R), we measured the share-based compensation expense with respect to these grants using the Black-Scholes option pricing model using a per share fair value of our common stock of $5.26 per share. In concluding that $5.26 was the fair value of our common stock, we again followed the methodology outlined above by first determining our enterprise value and then allocating that value to each of our classes of stock.

In April 2006, we calculated an enterprise value of $205.0 million using both a market approach and an income approach. One fundamental factor that affected the enterprise fair value calculated under both approaches, and resulted in an enterprise value that was lower than the amount calculated during the period from October 2005 through March 2006, was the March 2006 withdrawal of our merger agreement from consideration for approval by CFIUS. We considered valuations derived using both approaches because we believed that neither approach, on its own, would necessarily result in the best evidence of fair value based on the status of our business. For example, we did not believe that the market approach alone would be the most appropriate methodology as a result of our inability to consummate the Check Point transaction. Similarly, we believed that relying solely on the income approach would not have resulted in the best evidence of fair value because of the inherent limitations of that approach in accounting for risk.

Under the market approach, we considered the merger agreement with Check Point as one data point; however, we assigned less probative value to that transaction in light of the termination of that agreement due to the failure of the CFIUS approval process. We also considered comparable recent acquisition transactions that had occurred in the previous several months. In deciding which companies and transactions were sufficiently similar to us to result in a meaningful comparison, we looked to the merger and acquisition market for security software companies and specifically both public and private target companies within that group that were similar to us in terms of size (revenue and growth rates), industry, profitability (or net loss experience), stage of development, enterprise valuations, growth patterns, business model, and experience of the management team. Examples of companies within this group, or the Peer Group, included Abridean (acquired by nCipher), Cyberguard (acquired by Secure Computing), Sygate (acquired by Symantec), Omnipod (acquired by MessageLabs) LODOGA Security (acquired by Transdigital), iDefense (acquired by Verisign), JP Mobile (acquired by Good Technology) and GuardedBet (acquired by Micromuse). We chose these companies because they best matched the comparison criteria listed above without the need to make further assumptions or adjustments to arrive at a meaningful comparison.

In arriving at an enterprise fair value under this approach, we placed significant emphasis on the enterprise value of companies within the Peer Group expressed as a multiple of those respective companies' trailing revenues. We believe that focusing on revenue multiples of trailing revenue was the best evidence of fair value because the merger and acquisition market for security software companies most commonly uses this approach to measure valuation. Based on that assumption, in reviewing companies within the Peer Group, we observed a range of revenue multiples from 4.5 to 14.3 resulting in a mean revenue multiple of 5.88. From this analysis and rounding to the nearest whole number, we determined that an appropriate revenue multiple that marketplace participants used to value companies within the Peer Group was six times their 2005 revenues. Six times our 2005 revenues yielded an enterprise value of approximately $197.0 million.

Under the income approach, we calculated our enterprise value using the discounted cash flow method, which determines the present value of the expected future economic benefit to an equity holder by application of an appropriate discount rate. Our EBITDA projections, working capital requirements and capital expenditure requirements, all of which affect our cash flows, were calculated through our fiscal year ending December 31, 2008. We did not use estimated cash flows for periods beyond our fiscal year 2008 for two primary reasons. First, the projections we used internally to manage our business included only detailed results of our operations through our fiscal year ending December 31, 2008. Second, the fact that we had limited and variable historical data due to our establishment as an enterprise in 2001 and our belief that the assumptions necessary to determine cash flows from our business beyond 2008 were highly speculative in nature and could have caused us to place an inaccurate enterprise valuation on our business. To arrive at a present value of these projected cash flows, we discounted each year's cash flows using a 20.8% weighted average cost of capital. To these discounted cash flows we added the present value of our estimated enterprise terminal value in early 2009. Based on a review of comparable company market multiple data, we determined this terminal value to be three times our estimated 2008 revenues, or $320.0 million. Taking into account the discounted cash flows and this estimated terminal value, we arrived at an enterprise value of $205.0 million. We used this enterprise value to calculate the fair value of our common stock since it did not differ materially from the estimated enterprise value using the market approach.

In allocating the $205.0 million enterprise value to each of our classes of stock, we again used the current-value method since we still believed at the time that the most likely outcome for our business was an acquisition transaction. We also considered that if we had used the probability-weighted expected return method of allocation, we believed the allocation results would have been the same as those achieved using the current-value method because in April 2006, we assigned a zero probability to an IPO scenario. Accordingly, we allocated approximately $57.8 million in the aggregate to our preferred stock, representing the liquidation preferences plus all accrued but unpaid dividends. We then allocated the remaining $151.2 million, which included estimated option exercise proceeds of $4.0 million, to all equity securities assuming conversion of all securities into shares of common stock. This resulted in a per share gross fair value of approximately $8.25 per share of common stock. We then applied a discount of fifteen percent (15%) to account for the lack of marketability of our equity securities. In arriving at a fifteen percent (15%) marketability discount, we considered the following factors: our expectations of a ready market for our securities in the future, the number, extent and terms of existing contractual arrangements requiring us to purchase or sell our securities, the restrictions on transferability of our equity securities by our stockholders, the existence of potential acquirors, the costs associated with bringing equity securities to market, the risk and volatility of our business, the size and timing of any projected dividends, the difficulty in assigning a value to our equity interest and the concentration of our ownership. In addition to the marketability discount, we further discounted this value by twenty-five percent (25%) to reflect the absence of any strategic or synergistic benefits that would justify a valuation premium for our common stockholders. Because our common stockholders controlled significantly less than a 50% interest, we considered that class a minority interest. In arriving at this twenty-five percent (25%) discount, we considered the following factors: the concentration of our ownership in individual stockholders, the number of common stockholders and the relative size of their holdings, the existence of potential acquirors, the degree of influence a minority shareholder has, patterns of historical liquidation of stockholders' interests, how control is exercised and the average change-of-control premium realized in other comparable merger and acquisition transactions. We relied on studies performed by merger and acquisition data tracking service providers, such as Mergerstat and Pratt's Stats, to determine the appropriate marketability and minority interest discounts. Applying both discounts to the value of $8.25 per share yielded a fair value of $5.26 per share. In determining that the result obtained under this approach was the best evidence of our fair value, our board also considered the negative impact that the withdrawal of our Check Point merger agreement due to the CFIUS approval process had on our business. Prior to entering into the merger agreement, we had planned to generate both net income and positive cash flow for 2006. As a result of the termination of the merger agreement, we revised our 2006 operating plan downward to reflect operational difficulties and uncertainties associated with existing and potential government agency customers, which had in some cases refrained from doing business with us during the CFIUS review process. Although we had increased our revenue and customer penetration substantially over the previous few years, we still operated at a net loss and had to use cash proceeds from private placements to fund our operations. Thus, in April 2006, our board of directors considered the foregoing analyses and concluded that $5.26 was the best estimate of the fair value of our common stock for purposes of granting options at that time.

For the Period May 2006 to September 2006. We did not grant any share-based compensation to our employees during the period from May 2006 until September 2006, and thus recorded no expense with respect to share-based compensation to our employees during that period.

October and November 2006. In October 2006 we granted options to purchase a total of 399,603 shares of our common stock to our employees at an exercise price of $9.48 per share. In accordance with SFAS 123(R), we measured share-based compensation expense with respect to these grants using the Black-Scholes option pricing model using a per share fair value of our common stock of $9.48 per share. In concluding that $9.48 was the fair value of our common stock, we again followed the methodology outlined above by first determining our enterprise value and then allocating that value to each of our classes of stock. In addition to the allocation of the enterprise value to each of our classes of stock, we also considered the impact of two significant potential liquidity events: the successful consummation of a public offering of our common stock, or the IPO scenario, and the sale of the company in a merger or acquisition transaction, or the M&A scenario. We took into account the probability of each outcome in making our evaluation.

In October 2006, we calculated an enterprise value of $226.0 million using a market approach, which we corroborated using an income approach that considered discounted cash flows. In conducting our analysis using the market approach, we followed the same methodology that we used in calculating fair value under that approach in April 2006, except that we used a multiple of six times our revenues for the trailing four quarters ended September 30, 2006 instead of six times our 2005 revenues.

In allocating the $226.0 million enterprise value to each of our classes of stock, we recognized that the methodology to follow would differ from past periods because we faced the two potential liquidity scenarios described above. In allocating the enterprise value under the M&A scenario, we followed closely the allocation methodology used in past periods whereby we first allocated a portion of the enterprise fair value to our preferred stock based upon its rights and preferences. Accordingly, we allocated approximately $75.0 million in the aggregate to our preferred stock based upon liquidation preferences and accrued but unpaid dividends. We then allocated the remaining $151.0 million to all equity securities assuming conversion of all securities into shares of common stock. This resulted in a per share value of approximately $7.55 per share of common stock.

In allocating the enterprise value under the IPO scenario, we assumed that all of our preferred stock would automatically convert to common stock based on the definition of a qualified public offering contained in our Charter. Thus under the IPO scenario allocation, we did not first allocate a portion of the enterprise value to our preferred stock; but rather calculated the value of approximately $11.42 per share assuming conversion of all securities into shares of common stock.

Under this dual allocation approach, we then assigned a probability to the M&A scenario and another probability to the IPO scenario to arrive at a composite allocation. In October 2006, because of the relative uncertainty surrounding the likelihood of an M&A scenario versus an IPO scenario, we ascribed a 50% probability to the M&A scenario and 50% probability to the IPO scenario, resulting in a fair value of $9.48 per share. Thus, in mid-October 2006, our board of directors considered the foregoing analyses and concluded that $9.48 was the best estimate of the fair value of our common stock for purposes of granting options at that time.

In November 2006 we granted options to purchase a total of 56,955 shares of our common stock to our employees at an exercise price of $10.41 per share. In accordance with SFAS 123(R), we measured share-based compensation expense with respect to these grants using the Black-Scholes option pricing model using a fair value of our common stock of $10.41 per share. In concluding that $10.41 was the fair value of our common stock, we performed an analysis identical to the one we performed in October 2006 using the same enterprise value of $226.0 million. Because there was not a substantial difference in our trailing four quarters of revenue as measured in October and November, we determined that using an enterprise value of $226.0 million for our analysis in both periods was appropriate. The difference in the resultant valuation, however, was in our assessment of an M&A scenario versus the relative likelihood of an IPO scenario. In November 2006, we determined that the IPO event scenario was more likely than it had been in October because we had filed our initial registration statement with the Securities and Exchange Commission on October 25, 2006.

In allocating the $226.0 million enterprise value, we followed the probability-weighted expected return method. Thus we assigned a 75% probability to the $11.42 per share value arrived under the IPO scenario and a 25% probability to the $7.55 per share value arrived under the M&A scenario, given our increased expectation of completing our initial public offering. This probability-weighted expected return methodology resulted in a per share fair value of our common stock of $10.41. Thus, in November 2006, our board of directors considered the foregoing analysis and concluded that $10.41 was the best estimate of the fair value of our common stock for purposes of granting options at that time.

December 2006. In December 2006 we granted options to purchase a total of 38,484 shares of our common stock to our employees at an exercise price of $11.34 per share. In accordance with SFAS 123(R), we measured share-based compensation expense with respect to these grants using the Black-Scholes option pricing model using a per share fair value of our common stock of $11.34 per share. In concluding that $11.34 was a fair value of our common stock, we followed an analysis similar to the ones that we performed in October and November 2006.

We used an enterprise value of $250.0 million that we determined based upon valuation discussions that we conducted with our underwriters with respect to other recent technology initial public offerings, and our perceptions of the then-current market conditions. Additionally, in December 2006, we determined that the IPO event scenario was just as likely as it had been in November.

In allocating the $250.0 million enterprise value, we followed the probability-weighted expected return method. Thus, we assigned a 75% likelihood that the IPO scenario would occur and a 25% likelihood that the M&A scenario would occur. In allocating the enterprise value under the M&A scenario, we followed closely the allocation methodology used in past periods whereby we first allocated a portion of the enterprise fair value to our preferred stock based upon its rights and preferences. Accordingly, we allocated approximately $79.0 million in the aggregate to our preferred stock based upon liquidation preferences and accrued but unpaid dividends. We then allocated the remaining $171.0 million to all equity securities assuming conversion of all securities into shares of common stock. Under the IPO scenario, we calculated the fair value of approximately $12.26 per share assuming conversion of all securities into shares of common stock. By assigning a 25% probability to the $8.53 per share fair value arrived under the M&A scenario and assigning a 75% probably to the $11.34 per share fair value arrived under the IPO scenario, this probability-weighted expected return methodology resulted in a per share fair value of our common stock of $11.34. Thus, in December 2006, our board of directors considered the foregoing analysis and concluded that $11.34 was the best estimate of the fair value of our common stock for purposes of granting options at that time.

Based on the initial public offering price of $15.00, the intrinsic value of the options outstanding at December 31, 2006 was $38.6 million, of which $23.9 million related to vested options and $14.7 million related to unvested options.

As noted above, we use the Black-Scholes option pricing model to estimate the calculated value of granted stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility. Additionally, the recognition of expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. Accordingly, the use of different estimates and assumptions can have a significant impact on the amount of stock-based compensation that is measured and recognized.

Accounting for Income Taxes. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

To date, for U.S. federal income tax purposes, we have operated in a loss position. We had $28.1 million of net operating loss carry-forwards as of December 31, 2006, although the use of these net operating loss carry-forwards may be significantly limited by changes in our ownership. As of December 31, 2006, we recorded a full valuation allowance against net deferred tax assets, including deferred tax assets generated by net operating loss carry-forwards. These carry-forwards will begin to expire in 2022. We expect that, to the extent we have taxable income in years before their expiration, these net operating loss carry-forwards will impact our effective tax rate.

Warranty. We provide a one-year warranty against defects in materials and workmanship and will either repair the goods or provide replacement products at no charge to the customer. We record estimated warranty costs, currently at less than 1.0% of product revenue, based on historical experience by product, at the time we recognize product revenue. As the complexity of our products increases, we could experience higher warranty claims relative to sales than we have previously experienced, and we may need to increase these estimated warranty reserves.

Bad Debt Reserve. We have historically used a rate of 1.0% of outstanding accounts receivable to estimate our reserve for bad debts based on analysis of past due balances and historical experiences of write-offs. As we expand our business, we expect our accounts receivable balance to grow. If our future experience of actual write-offs for bad debts exceeds 1.0% of our accounts receivable balance, we will have to increase our reserve accordingly.

Inventory Valuation. We outsource our manufacturing and our products are generally drop-shipped directly to our customers by the manufacturers. Therefore, we usually carry relatively little inventory. The inventory on our balance sheet also includes products that we use for demonstration purposes at customer locations. We value our inventory at the lower of the actual cost of our inventory or its current estimated market value. We write down inventory for obsolescence or lack of marketability based upon condition of the inventory and our view about future demand and market conditions. Because of the seasonality of our product sales, obsolescence of technology and product life cycles, we generally write down inventory to net realizable value based on forecasted product demand. Actual demand and market conditions may be lower than those that we project and this difference could have a material adverse effect on our gross profit if inventory write-downs beyond those initially recorded become necessary.

Results of Operations

The following table sets forth our results of operations for the periods shown:

	Year ended December 31,			
	2003	2004	2005	2006
	(in thousands)			
Revenue:				
Products	$ 8,153	$ 12,738	$23,589	$30,219
Services	1,328	3,955	9,290	14,707
Total revenue	9,481	16,693	32,879	44,926
Cost of revenue:				
Products	2,570	4,533	6,610	8,440
Services	436	872	1,453	2,632
Total cost of revenue	3,006	5,405	8,063	11,072
Gross profit	6,475	11,288	24,816	33,854
Operating expenses:				
Research and development	3,751	5,706	6,831	8,612
Sales and marketing	9,002	12,585	17,135	20,652
General and administrative	2,141	2,905	5,120	5,017
Depreciation and amortization	441	752	1,103	1,230
Total operating expenses	15,335	21,948	30,189	35,511
Operating loss	(8,860)	(10,660)	(5,373)	(1,657)
Other income (expense), net	16	164	(85)	792
Loss before income taxes	(8,844)	(10,496)	(5,458)	(865)
Income tax expense	—	—	—	(67)
Net loss	$ (8,844)	$(10,496)	$ (5,458)	$ (932)

The following table sets forth our results of operations as a percentage of total revenue for the periods shown:

	Year ended December 31,			
	2003	2004	2005	2006
	(% of revenue)			
Revenue:				
Products	86%	76%	72%	67%
Services	14	24	28	33
Total revenue	100	100	100	100
Cost of revenue:				
Products	27	27	20	19
Services	5	5	5	6
Total cost of revenue	32	32	25	25
Gross profit	68	68	75	75
Operating expenses:				
Research and development	39	34	21	19
Sales and marketing	95	75	52	46
General and administrative	22	18	16	11
Depreciation and amortization	5	5	3	3
Total operating expenses	161	132	92	79
Operating loss	(93)	(64)	(17)	(4)
Other income (expense), net	—	1	—	2
Loss before income taxes	(93)	(63)	(17)	(2)
Income tax expense	—	—	—	—
Net loss	(93)%	(63)%	(17)%	(2)%

Comparison of Years Ended December 31, 2006 and 2005

Revenue. Our total revenue increased 37% to $44.9 million in the year ended December 31, 2006 from $32.9 million in the year ended December 31, 2005. Product revenue increased 28% to $30.2 million in the year ended December 31, 2006 from $23.6 million in the year ended December 31, 2005. We did not introduce any new products during 2006 nor did we change the prices of our products from 2005 to 2006. The increase in product revenue was driven primarily by higher demand for our network security solutions throughout both periods, specifically sales of our enterprise class Intrusion Sensors which increased $5.5 million during 2006. Our services revenue increased 58% to $14.7 million in the year ended December 31, 2006 from $9.3 million in the year ended December 31, 2005. The increase in service revenue resulted primarily from support services being provided to a larger installed customer base in the 2006 period.

Cost of Revenue. Our total cost of revenue increased 36% to $11.1 million in the year ended December 31, 2006, compared to $8.1 million in the year ended December 31, 2005. Our product cost of revenue increased 28% to $8.4 million in the year ended December 31, 2006, compared to $6.6 million in the year ended December 31, 2005. During these periods, we did not experience a material increase in our cost per unit of hardware platforms, which is the largest component of our product cost of revenue. The increase in product cost of revenue was driven primarily by higher volume demand for our network security solutions for which we must procure and provide the hardware platform to our customers. Our services cost of revenue increased 81% to $2.6 million in the year ended December 31, 2006, compared to $1.5 million in the year ended December 31, 2005. Of this increase, $620,000 was attributable to our hiring of additional personnel to both service our larger installed customer base and to provide training and professional services to our customers, and $190,000 was attributable to extending the service contracts with the manufacturers for the hardware platform included with our products for our installed base of customers.

Gross Profit. Gross profit increased 36% to $33.9 million in the year ended December 31, 2006, from $24.8 million in the year ended December 31, 2005. Gross profit as a percentage of total revenue was 75% in both the years ended December 31, 2006 and December 31, 2005. This percentage did not vary between the periods because our product mix, the selling prices of our products and our hardware platform costs remained relatively stable throughout both periods. The increase of $9.1 million in gross profit was primarily due to an increase in product sales and an increase in the number of customers that contracted with us for support arrangements.

Research and Development. Research and development expenses increased 26% to $8.6 million, or 19% of total revenue, in the year ended December 31, 2006 from $6.8 million, or 21% of total revenue, in the year ended December 31, 2005. The increase in the amount of research and development expenses was primarily due to an increase in payroll and benefits of $1.8 million in the year ended December 31, 2006, which resulted from adding personnel in our research and development department to support the release of updates and enhancements to RNA, Intrusion Sensor, and Defense Center products. In addition, at the beginning of 2006, we began product development work on a new release of the Snort intrusion detection engine.

Sales and Marketing. Sales and marketing expenses increased 21% to $20.7 million, or 46% of total revenue, in the year ended December 31, 2006 from $17.1 million, or 52% of total revenue, in the year ended December 31, 2005. The increase in the amount of sales and marketing expenses was primarily due to an increase of $2.1 million in salaries and incentive compensation expense for additional sales personnel, as well as an increase of $0.4 million for stock compensation expense and $0.3 million in advertising and promotion expenses in support of our 3D marketing message for our network security solutions.

General and Administrative. General and administrative expenses decreased 2% to $5.0 million, or 11% of total revenue in the year ended December 31, 2006 from $5.1 million, or 16% of total revenue in the year ended December 31, 2005. During 2006, payroll and benefits increased $180,000 for personnel hired in our accounting, information technology, human resources and legal departments, stock compensation increased $280,000 for the adoption of FAS 123R, and audit and tax consulting increased $110,000; however, these increases were offset by a reduction of $620,000 in legal fees associated with the planned merger with Check Point Software Technologies, Inc. that was negotiated in the summer and autumn of 2005 and withdrawn in March 2006

Depreciation and Amortization. Depreciation and amortization expenses increased 12% to $1.2 million in the year ended December 31, 2006 from $1.1 million in the year ended December 31, 2005. These expenses increased principally because of additional personal computers purchased for personnel hired during 2006.

Comparison of Years Ended December 31, 2005 and 2004

Revenue. Our total revenue increased 97% to $32.9 million in the year ended December 31, 2005 from $16.7 million in the year ended December 31, 2004. Product revenue increased 85% to $23.6 million in 2005 from $12.7 million in 2004. The increase in product revenue was primarily driven by increasingly strong demand for our 3D security solutions, particularly by Fortune 100 companies, of which we added seven as customers during 2005. During the fourth quarter of 2005 we introduced our enterprise class Intrusion Sensors which resulted in $900,000 of incremental sales over 2004. Additionally, the Company experienced further demand for its RNA product during 2005 resulting in incremental sales of $2.3 million. We made no material changes in the selling prices of our products in 2004 or 2005. Our services revenue increased 135% to $9.3 million in 2005 from $4.0 million in 2004. The $5.3 million increase resulted primarily from an additional $4.4 million in revenue generated from support services being provided to a larger installed customer base in 2005 than in 2004, and a $880,000 increase in professional and training services revenue resulting from our increase in the number of training programs and the personnel to provide these services in 2005 over 2004. During 2005, we created the Sourcefire Certification Program to provide training for network security professionals.

Cost of Revenue. Our total cost of revenue increased 49% to $8.1 million in the year ended December 31, 2005 from $5.4 million in the year ended December 31, 2004. Our product cost of revenue increased 46% to

$6.6 million in 2005, compared to $4.5 million in 2004. The increase in product cost of revenue was primarily attributable to additional hardware platform costs for the approximately 550 incremental units shipped in 2005 over the amount shipped in 2004, as well as the shipment of our more costly enterprise class intrusion sensors, which were introduced in August 2005. Our cost for hardware platforms and manufacturing did not change materially between 2004 and 2005. Additionally our royalty cost of providing third party software in our products increased by approximately $400,000. Our services cost of revenue increased 67% to $1.5 million in the 2005, compared to $872,000 in 2004. Of this increase, approximately $310,000 was attributable to salaries, bonuses and associated employee benefits and overhead costs for our hiring of additional training and professional service personnel in 2005, with a further $270,000 attributable to travel, facilities and consulting costs incurred in the provision of training and services in 2005 over 2004.

Gross Profit. Our gross profit increased 120% to $24.8 million in 2005, from $11.3 million in 2004. Gross profit as a percentage of total revenue increased to 75% in 2005 from 68% in 2004. This increase in gross profit, as a percentage of total revenue, was principally due to a change in product mix between the periods, with a larger percentage of higher margin products being sold in 2005, and significant growth in our customer support revenue of $4.5 million, which did not require an equivalent incremental expense for support personnel.

Research and Development. Research and development expenses increased 20% to $6.8 million, or 21% of total revenue, in the year ended December 31, 2005 from $5.7 million, or 34% of total revenue, in the year ended December 31, 2004. In 2005, we increased our research and development staff to support the development of enhancements to our 3D product line and the introduction of our enterprise class intrusion sensor, which resulted in an approximate increase of $500,000 in compensation and benefits for additional research and development personnel. Additionally we submitted our products to multiple independent security testing processes in 2005, which cost us an additional $420,000 in testing and certification.

Sales and Marketing. Sales and marketing expenses increased 36% to $17.1 million, or 52% of total revenue, in the year ended December 31, 2005 from $12.6 million, or 75% of total revenue, in the year ended December 31, 2004. The reduction in the percentage of sales and marketing costs to total revenue resulted primarily from an increase in support revenue as well as an increase in sales efficiency against higher sales quotas. The increase of $4.5 million in 2005 resulted primarily from $1.7 million in additional compensation and benefits for personnel added to the sales force, $1.6 million in additional incentive compensation earned on significantly higher sales volume and an increase of $700,000 in marketing expenses to support the company's growth and product brand recognition programs.

General and Administrative. General and administrative expenses increased to $5.1 million, or 16% of total revenue in the year ended December 31, 2005 from $2.9 million, or 17% of total revenue in the year ended December 31, 2004. The significant increase in 2005 resulted from $1.1 million in legal fees, including $750,000 of one-time fees resulting from our planned acquisition by Check Point Software Technologies, Ltd., and approximately $900,000 in additional compensation and benefits for additional general and administrative personnel.

Depreciation and Amortization. Depreciation and amortization expenses increased 47% to $1.1 million in the year ended December 31, 2005 from $752,000 in the year ended December 31, 2004. These expenses increased principally because of additional amortization of leasehold improvements made to our principal place of business into which we moved in April 2005.

Comparison of Years Ended December 31, 2004 and 2003

Revenue. Our total revenue increased 76% to $16.7 million in the year ended December 31, 2004, from $9.5 million in the year ended December 31, 2003. Product revenue increased 56% to $12.7 million in 2004 from $8.2 million in 2003. The increase in product revenue in 2004 resulted primarily from an increase in demand for our network security products, the first full year of sales for both our RNA product, which was introduced in December 2003, and our enterprise class Defense Center, which was introduced in September 2003. Sales of RNA increased by $2.1 million and incremental sales of the enterprise class Defense Center were $550,000. Our services revenue increased 198% to $4.0 million in 2004 from $1.3 million in 2003. The increase in services revenue resulted primarily from a $2.5 million increase in our support services for our growing customer base as well as the first year of professional training and service revenues of $160,000, which programs were initiated in early 2004.

Cost of Revenue. Our total cost of revenue increased to $5.4 million, or 32% of total revenue in 2004, from $3.0 million, or 32% of total revenue, in 2003. Our product cost of revenue increased 76% to $4.5 million in 2004, compared to $2.6 million in 2003. The increase in product cost of revenue is primarily due to the increase in product revenue of $4.5 million and the resulting increase in our cost of hardware of $1.5 million. The cost of the hardware platforms as a percentage of the selling price remained relatively static at 29% and 27% for 2004 and 2003, respectively. Our services cost of revenue increased 100% to $872,000 in 2004 from $436,000 in 2003. This increase was attributable to the addition in 2004 of personnel to perform training services, which contributed $440,000 of additional compensation, benefits and associated supplies and overhead expenses.

Gross Profit. Gross profit increased to $11.3 million in 2004 from $6.5 million in 2003. Gross profit as a percentage of total revenue was 68% for both 2004 and 2003. The $4.8 million increase was achieved primarily by increasing the volume of products sold while maintaining a consistent hardware platform cost per unit relative to revenue of 29% and 27% in 2004 and 2003, respectively.

Research and Development. Research and development expenses increased 52% to $5.7 million, or 34% of total revenue, in the year ended December 31, 2004 from $3.8 million, or 40% of total revenue, in the year ended December 31, 2003. The increase of $1.9 million resulted primarily from the addition of hired personnel and outside consultants to our research and development team to support the development of our RNA product, which contributed an increase of $1.4 million in compensation and benefits expenses and $550,000 of consulting costs in 2004.

Sales and Marketing. Sales and marketing expenses increased 40% to $12.6 million, or 75% of total revenue, in the year ended December 31, 2004 from $9.0 million, or 95% of total revenue in the year ended December 31, 2003. The reduction in the percentage of sales and marketing costs to total revenue resulted primarily from an increase in support revenue as well as an increase in sales efficiency against higher sales quotas. The increase of $3.6 million in 2004 was primarily due to approximately $1.3 million for salary and benefits for the addition of personnel to the sales force, approximately $900,000 in additional incentive compensation earned on significantly higher sales volume and an increase of $800,000 in marketing expenses to support the company's growth and product brand recognition.

General and Administrative. General and administrative expenses increased to $2.9 million, or 17% of total revenue, in the year ended December 31, 2004 from $2.1 million, or 23% of total revenue in the year ended December 31, 2003. The increase in 2004 resulted primarily from additional personnel in finance and information technology, which added approximately $600,000 of compensation and benefits expenses.

Depreciation and Amortization. Depreciation and amortization expenses increased 71% to $752,000 in the year ended December 31, 2004 from $441,000 in the year ended December 31, 2003. These expenses increased principally because of an increase in purchases of testing equipment for our research and development lab as well as personal computers for additional personnel hired during 2004.

Quarterly Results of Operations

You should read the following tables presenting our unaudited quarterly results of operations in conjunction with the consolidated financial statements and related notes contained elsewhere in this Annual Report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for the eight fiscal quarters ended December 31, 2006. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our operating results for the quarters presented.

	Three months ended							
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(unaudited) (in thousands)							
Revenue:								
Products	$ 4,890	$ 4,019	$ 5,980	$ 8,700	$ 5,423	$ 6,040	$ 6,927	$11,829
Services	1,862	2,076	2,397	2,955	3,109	3,495	3,940	4,163
Total revenue	6,752	6,095	8,377	11,655	8,532	9,535	10,867	15,992
Cost of revenue:								
Products	1,375	1,082	1,772	2,381	1,397	1,721	1,813	3,509
Services	290	332	359	472	610	681	725	616
Total cost of revenue	1,665	1,414	2,131	2,853	2,007	2,402	2,538	4,125
Gross profit	5,087	4,681	6,246	8,802	6,525	7,133	8,329	11,867
Operating expenses	6,547	6,466	8,021	9,155	8,440	8,485	8,420	10,166
Income (loss) from operations	(1,460)	(1,785)	(1,775)	(353)	(1,915)	(1,352)	(91)	1,701
Other income (expense)	(1)	(10)	(39)	(35)	(10)	156	296	350
(Loss) income before income taxes	(1,461)	(1,795)	(1,814)	(388)	(1,925)	(1,196)	205	2,051
Income tax expense	—	—	—	—	—	—	—	67
Net (loss) income	$(1,461)	$(1,795)	$(1,814)	$ (388)	$(1,925)	$(1,196)	$ 205	$ 1,984
Net cash (used in) provided by operations	680	(1,316)	(2,086)	(1,736)	2,701	(1,205)	416	156

The following table sets forth our results of operations as a percentage of total revenue for the periods shown:

	Three months ended							
	March 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	March 31, 2006	June 30, 2006	Sept. 30, 2006	Dec. 31, 2006
	(unaudited) (% of revenue)							
Revenue:								
Products	72%	66%	71%	75%	64%	63%	64%	74%
Services	28	34	29	25	36	37	36	26
Total revenue	100	100	100	100	100	100	100	100
Cost of revenue:								
Products	21	18	21	20	16	18	17	22
Services	4	5	4	4	7	7	7	4
Total cost of revenue	25	23	25	24	23	25	24	26
Gross profit	75	77	75	76	77	75	76	74
Operating expenses	97	106	96	79	99	89	77	64
Income (loss) from operations	(22)	(29)	(21)	(3)	(22)	(14)	(1)	10
Other income (expense)	—	—	(1)	—	(1)	1	3	2
(Loss) income before income tax expense	(22)	(29)	(22)	(3)	(23)	(13)	2	12
Income tax expense	—	—	—	—	—	—	—	—
Net (loss) income	(22)%	(29)%	(22)%	(3)%	(23)%	(13)%	2%	12%

Seasonality

Our product revenue has tended to be seasonal. In our third quarter, we have historically benefited from the Federal government's fiscal year end purchasing activity. This increase has been partially offset, however, by European sales, which have tended to decline significantly in the summer months due to the practice by many Europeans of taking extended vacation time and delaying capital purchase activities until their return in the fall. We have historically generated a significant portion of product revenue in the fourth quarter due to the combination of increased activity in Europe coupled with North American enterprise customers who often wait until the fourth quarter to extract favorable pricing terms from their vendors, including Sourcefire. The timing of these shipments could materially affect our year-end product revenue. Currently, we do not see any indication that these seasonal patterns will change significantly in the foreseeable future.

Quarterly Timing of Revenue

On a quarterly basis, we have usually generated the majority of our product revenue in the final month of each quarter. We believe this occurs for two reasons. First, many customers wait until the end of the quarter to extract favorable pricing terms from their vendors, including Sourcefire. Second, our sales personnel, who have a strong incentive to meet quarterly sales targets, have tended to increase their sales activity as the end of a quarter nears, while their participation in sales management review and planning activities are typically scheduled at the beginning of a quarter.

Liquidity and Capital Resources

At December 31, 2006 and December 31, 2005, our principal sources of liquidity were cash and cash equivalents totaling $13.0 million and $1.1 million, respectively, held-to-maturity investments of $13.3 million and

$2.0 million, respectively, and accounts receivable of $16.5 million and $12.9 million, respectively. Prior to our IPO in March 2007, we funded our growth primarily with proceeds from the issuance of convertible preferred stock for aggregate net cash proceeds of $56.5 million through December 31, 2006, occasional borrowings under a working capital line of credit and cash generated from operations. In March 2007, we completed our IPO, which provided us with aggregate net proceeds of $83.8 million.

We manufacture and distribute our products through contract manufacturers and OEMs. We believe that this approach gives us the advantages of relatively low capital investment and significant flexibility in scheduling production and managing inventory levels. By leasing our office facilities, we also minimize the cash needed for expansion. Our capital spending is generally limited to leasehold improvements, computers, office furniture and product-specific test equipment. The majority of our products are delivered to our customers directly from our contract manufacturers. Accordingly, our contract manufacturers are responsible for purchasing and stocking the components required for the production of our products and they invoice us when the finished goods are shipped.

Our product sales are, and are expected to continue to be, highly seasonal. This seasonality typically results in a significant amount of cash provided by our operating activities during the first half of the year with lower to negative cash flow during the second half of the year. We have cash reserves that can be utilized to cover any short-term cash needs resulting from the seasonality of our business.

Discussion of Cash Flows

Net cash provided by our operating activities in 2006 was $2.1 million compared to net cash used in our operating activities in 2005, 2004 and 2003 of $4.5 million, $9.8 million and $7.6 million, respectively.

The cash provided by our operations in 2006 resulted primarily from an increase in deferred revenue of $3.5 million, an increase in accounts payable and accrued expenses of $1.6 million, and depreciation and amortization of $1.3 million and stock based compensation of $806,000, both of which are non-cash charges, offset by an increase in accounts receivable of $3.6 million and a net loss of $932,000. Deferred revenue increased primarily due to an increase of $4.4 million in support services provided to customers. The increase in accounts payable and accrued expenses resulted primarily from additional legal costs associated with our IPO and additional contract manufacturing costs associated with increased sales volume. The increase in accounts receivable resulted primarily from our seasonally significant fourth quarter product sales that are invoiced and recorded as revenue but not collected as of the end of the calendar year.

The cash used in our operating activities in 2005 resulted primarily from a net loss of $5.5 million and an increase of $5.1 million in accounts receivable and $1.1 million in inventory, offset by an increase in deferred revenue of $5.0 million, and depreciation and amortization of $1.1 million and stock-based compensation of $470,000, both of which are non-cash charges. The increase in accounts receivable resulted primarily from our seasonally significant fourth quarter product sales that are invoiced and recorded as revenue but not collected as of the end of the calendar year, while the increase in inventory was primarily due to the expansion of our number of evaluation, or demonstration, products, especially the enterprise class intrusion sensors. Deferred revenue increased primarily due to an increase of $3.6 million for support services to customers, which are usually paid for in advance but recorded as revenue ratably throughout the term of the service contract.

The cash used in our operating activities in 2004 resulted primarily from a net loss of $10.5 million and an increase of $4.7 million in accounts receivable and $409,000 in inventory, offset by an increase in deferred revenue of $3.1 million, an increase in accounts payable and accrued expenses of $1.7 million and depreciation and amortization of $756,000 and stock-based compensation of $177,000, both of which are non-cash charges. The increase in accounts receivable resulted primarily from our seasonally significant fourth quarter product sales that are invoiced and recorded as revenue but not collected as of the end of the calendar year, while the increase in inventory was primarily due to the expansion of our number of evaluation, or demonstration, products. Deferred revenue increased primarily due to an increase of $2.4 million for support services to customers and $480,000 for products.

Historically, we have incurred significant losses, largely attributable to our investment in internally funded research and development and the rapid expansion of our sales force. Based on our historical product development efforts, we launched our first commercial products in November 2001. Since November 2001, our revenue has significantly increased, our investment in internally-funded research and development has declined as a percentage of revenue, but not for any subsequent period. We have not invested significantly in property, plant and equipment, and we have established an outsourced approach to manufacturing that provides significant flexibility in both managing inventory levels and financing our inventory. Our revenue has been highly seasonal. This seasonality tends to result in the generation of cash in the first quarter of the year, due to the collection of accounts receivable from significant fourth quarter billings, and the net use of cash during the remaining nine months of the year.

Credit Facility. In March 2005, we renewed our loan and security agreement with Silicon Valley Bank, under which we increased our working capital line of credit with Silicon Valley Bank so that we could borrow up to $5.0 million. This agreement also provided for an additional $1.0 million equipment facility for capital expenditure financing and we obtained a supplemental $1.0 million equipment facility in July 2006, for a total of $2.0 million. As of December 31, 2006, we had no amounts outstanding and $4.8 million available under our working capital line of credit. As of December 31, 2006, we had $1,312,000 outstanding and $113,000 remaining available under the equipment facility. The $113,000 remaining availability was fully utilized as of January 31, 2007. During the quarter ended March 31, 2007 all borrowings under our credit facilities with Silicon Valley Bank were repaid, and the agreements were terminated.

Working Capital and Capital Expenditure Needs

Except as disclosed in the Contractual Obligations table below, as of December 31, 2006 we had no material cash commitments, except for normal recurring trade payables and expense accruals. In addition, we do not currently anticipate significant investment in property, plant and equipment, and we believe that our outsourced approach to manufacturing provides us with significant flexibility in both managing inventory levels and financing our inventory. In the event that our revenue plan does not meet our expectations, we may required to eliminate or curtail expenditures to mitigate the impact on our working capital. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our marketing and sales activities, the timing and extent of spending to support product development efforts, the timing of introductions of new products and enhancements to existing products, the acquisition of new capabilities or technologies, and the continuing market acceptance of our products and services. Moreover, to the extent that existing cash, cash equivalents, held-to-maturity investments and cash from operations are insufficient to fund our future activities, we many need to raise additional funds through public or private equity or debt financing.

Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

Our principal commitments consist of obligations under our equipment facility, leases for office space and minimum contractual obligations for services. The following table describes our commitments to settle contractual obligations in cash as of December 31, 2006:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Equipment Line of Credit Facility	$1,312	$ 675	$ 637	$ —	$ —
Operating Leases	5,511	1,576	2,604	1,290	41
Purchase Commitments[1]	1,655	1,388	267	—	—

(1) We entered into a purchase commitment with a hardware manufacturing vendor with whom we have a current arrangement. Under the terms of this commitment, we have agreed to purchase a set quantity of new appliance inventory over an 18-month period. The approximate value of the purchase commitment is

$800,000 and we expect to commence making payments under this commitment beginning in April 2007 once the new appliance configuration is accepted. Additionally, we have entered into a purchase commitment with a vendor to license database software that is used in our products. Under the terms of the commitment, we are permitted to distribute the vendor's software in our products through December 31, 2010 in exchange for an up front payment, plus annual maintenance fees. The approximate aggregate value of the purchase commitment is $855,000, which was paid in January 2007.

As of December 31, 2006, our total contractual obligations were $6.8 million or a net increase of $2.8 million over the amount due at December 31, 2005, due to increased borrowings under our equipment facility with Silicon Valley Bank, our off-balance sheet arrangement with ePlus, and new leases of office space.

Off-Balance Sheet Arrangements

As of December 31, 2006, we had an off-balance sheet arrangement with ePlus, a supplier and financier of computer equipment and furniture. The arrangement provides financing that does not meet the requirement of generally accepted accounting principles for treatment as capitalized equipment and furniture due to the short length of the term of the financing versus the useful life of the equipment and furniture. As of December 31, 2006 we had utilized approximately $845,000 of this arrangement which has no set expiration date, but can be terminated by either party providing the other party notice of the intent to discontinue.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes* ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As of January 1, 2007, we adopted FIN 48. The adoption of FIN 48 did not have an impact on our financial position and results of operations.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). This statement defines fair value and provides guidance for measuring fair value and the necessary disclosures. SFAS No. 157 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will be effective for our fiscal year ending December 31, 2008. We do not currently expect any material impact from adoption of this new accounting pronouncement on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Nearly all of our revenue is derived from transactions denominated in U.S. dollars, even though we maintain sales and business operations in foreign countries. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations, but we believe this exposure to be immaterial at this time. As we grow our international operations, our exposure to foreign currency risk could become more significant.

Interest Rate Sensitivity

We had unrestricted cash, cash equivalents and held-to-maturity investments totaling $26.3 million at December 31, 2006. The unrestricted cash and cash equivalents are held for working capital purposes while investments, made in accordance with our low-risk investment policy, take advantage of higher interest income yields. In accordance with our investment policy, we do not enter into investments for trading or speculative purposes. Some of the securities in which we invest, however, may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and long-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. Due to the nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates.

Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments. Advances under our prior working capital line of credit and certain advances under our prior equipment facility bore a variable rate of interest determined as a function of the prime rate at the time of the borrowing and were adjusted monthly based on changes in the prime rate. Other advances under our equipment facility bore interest at a fixed rate of interest. At December 31, 2006, there were no amounts outstanding under our working capital line of credit and $1,312,000 outstanding under the equipment facility. The interest rates paid on this balance at December 31, 2006 were: a fixed rate of 6.5% on $18,000; a fixed rate of 7.0% on $458,000; and a variable rate of 8.75% on $836,000.

Legal Proceedings

NetClarity

On June 7, 2007, we reached a definitive agreement with NetClarity, Inc. (formerly known as PredatorWatch) to settle a lawsuit filed by NetClarity against us on February 22, 2006. This lawsuit was filed in Superior Court of Suffolk County, Massachusetts and had alleged that we and Martin F. Roesch, our founder and Chief Technology Officer, together with one of our stockholders, had misappropriated NetClarity's trade secrets, among other things.

On June 13, 2007, the Superior Court of Suffolk County, Massachusetts entered a Stipulation of Dismissal with prejudice with respect to the NetClarity lawsuit. The agreement to settle this matter did not have a material impact on the unaudited consolidated financial statements.

Securities Class Action Lawsuits

On May 8, 2007, a putative class action lawsuit was filed in the United States District Court for the District of Maryland, against us and certain of our officers and directors, captioned Howard Katz v. Sourcefire, Inc., et al., Case No. 1:07-cv-01210-WMN. Since then, two other putative class action lawsuits were filed in the United States District Court of Maryland against us and certain of our officers and directors and other parties making similar allegations, captioned Mark Reaves v. Sourcefire, Inc. et al, Case No. 1:07-cv-01351-JFM and Joan Raveill v. Sourcefire, Inc. et al, Case No. 1:07-cv-01425-WMN. In addition, a fourth putative class action lawsuit was filed in the United States District Court for the Southern District of New York against us and certain of our officers and directors and other parties making similar allegations, captioned Barry Pincus v. Sourcefire, Inc., et al., Case No. 1:07-cv-04720-RJH. Pursuant to a stipulation of the parties, in an order entered on or about June 29, 2007, United States District Court of the Southern District of New York ordered that the Pincus case should be transferred to the United States District Court for the District of Maryland. That transfer occurred and the Pincus case was docketed in the United States District Court for the District of Maryland on August 1, 2007.

These actions claim to be filed on behalf of all persons or entities who purchased our common stock pursuant to an allegedly false and misleading registration statement and prospectus issued in connection with our initial public offering. These lawsuits allege violations of Section 11, Section 12 and Section 15 of the Securities Act of 1933, as amended, in connection with allegedly material misleading statements and/or omissions contained in our registration statement and prospectus issued in connection with our initial public offering. The plaintiffs seek, among other things, a determination of class action status, compensatory and rescission damages, a rescission of the initial public offering, as well as fees and costs on behalf of a putative class.

On July 13, 2007, Sandra Amrhein filed a motion to consolidate the four cases, to appoint her lead plaintiff and to approve her choice of lead and liaison counsel. By letter Order dated September 4, 2007, Judge J. Frederick Motz granted the motion to consolidate all of the four cases under case number JFM-07-1210. Judge Motz will be presiding over the consolidated cases. He also appointed Sandra Amrhein lead plaintiff and gave her the choice of selecting lead and liaison counsel for the plaintiffs. As to scheduling, Judge Motz requested that plaintiffs file a Consolidated Amended Complaint on or before October 4, 2007, and that the defendants file an Answer or Motion to Dismiss on or before December 4, 2007. At this time, plaintiffs have not specified the amount of damages they are seeking in these actions. We intend to vigorously defend these actions.

RISK FACTORS

Set forth below and elsewhere in this Annual Report, and in other documents we file with the Securities and Exchange Commission, are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods.

We have had operating losses since our inception and we expect operating expenses to increase in the foreseeable future and we may never reach or maintain profitability.

We have incurred operating losses each year since our inception in 2001. Our net loss was approximately $3.2 million for the six months ended June 30, 2006 and $3.6 million for the six months ended June 30, 2007. Our accumulated deficit as of June 30, 2007 is approximately $42.5 million. Becoming profitable will depend in large part on our ability to generate and sustain increased revenue levels in future periods. Although our revenue has generally been increasing and our losses have generally been decreasing when compared to prior periods, there can be no assurances that we will become profitable in the near future or at any other time. We may never achieve profitability and, even if we do, we may not be able to maintain or increase our level of profitability. We expect that our operating expenses will continue to increase in the foreseeable future as we seek to expand our customer base, increase our sales and marketing efforts, continue to invest in research and development of our technologies and product enhancements and incur significant new costs associated with becoming a public company. These efforts may be more costly than we expect and we may not be able to increase our revenue enough to offset our higher operating expenses. In addition, if our new products and product enhancements fail to achieve adequate market acceptance, our revenue will suffer. If we cannot increase our revenue at a greater rate than our expenses, we will not become and remain profitable.

We face intense competition in our market, especially from larger, better-known companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for network security monitoring, detection, prevention and response solutions is intensely competitive, and we expect competition to increase in the future. We may not compete successfully against our current or potential competitors, especially those with significantly greater financial resources or brand name recognition. Our chief competitors include large software companies, software or hardware network infrastructure companies, smaller software companies offering relatively limited applications for network and Internet security monitoring, detection, prevention or response and small and large companies offering point solutions that compete with components of our product offerings.

Mergers or consolidations among these competitors, or acquisitions of our competitors by large companies, present heightened competitive challenges to our business. For example, Symantec Corporation, Cisco Systems, Inc., McAfee, Inc., 3Com Corporation and Juniper Networks, Inc. have acquired, during the past several years, smaller companies, which have intrusion detection or prevention technologies, and IBM closed its acquisition of Internet Security Systems, Inc. in the fourth quarter of 2006. These acquisitions will make these combined entities potentially more formidable competitors to us if such products and offerings are effectively integrated. Large companies may have advantages over us because of their longer operating histories, greater brand name recognition, larger customer bases or greater financial, technical and marketing resources. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They also have greater resources to devote to the promotion and sale of their products than we have. In addition, these companies have reduced and could continue to reduce, the price of their security monitoring, detection, prevention and response products and managed security services, which intensifies pricing pressures within our market.

Several companies currently sell software products (such as encryption, firewall, operating system security and virus detection software) that our customers and potential customers have broadly adopted. Some of these companies sell products that perform the same functions as some of our products. In addition, the vendors of operating system software or networking hardware may enhance their products to include functions similar to those that our products currently provide. The widespread inclusion of comparable features to our software in operating system software or networking hardware could render our products less competitive or obsolete, particularly if such features are of a high quality. Even if security functions integrated into operating system software or networking hardware are more limited than those of our products, a significant number of customers may accept more limited functionality to avoid purchasing additional products such as ours.

One of the characteristics of open source software is that anyone can offer new software products for free under an open source licensing model in order to gain rapid and widespread market acceptance. Such competition can develop without the degree of overhead and lead time required by traditional technology companies. It is possible for new competitors with greater resources than ours to develop their own open source security solutions, potentially reducing the demand for our solutions. We may not be able to compete successfully against current and future competitors. Competitive pressure and/or the availability of open source software may result in price reductions, reduced revenue, reduced operating margins and loss of market share, any one of which could seriously harm our business.

New competitors could emerge or our customers or distributors could internally develop alternatives to our products and either development could impair our sales.

We may face competition from emerging companies as well as established companies who have not previously entered the market for network security products. Established companies may not only develop their own network intrusion detection and prevention products, but they may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. Moreover, our large corporate customers and potential customers could develop network security software internally, which would reduce our potential revenue. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger installed customer base and significantly greater financial, technical, marketing and other resources and experience. For example, one of our competitors, Internet Security Systems, Inc., has recently been acquired by IBM and the combined company, if successfully integrated, could become a formidable competitor to us. In addition, the acquisition could result in a loss of our current sales to IBM if IBM were to discontinue reselling our products and services. If these new competitors are successful, we would lose market share and our revenue would likely decline.

Our quarterly operating results are likely to vary significantly and be unpredictable, in part because of the purchasing and budget practices of our customers, which could cause the trading price of our stock to decline.

Our operating results have historically varied significantly from period to period, and we expect that they will continue to do so as a result of a number of factors, most of which are outside of our control, including:

- the budgeting cycles, internal approval requirements and funding available to our existing and prospective customers for the purchase of network security products;
- the timing, size and contract terms of orders received, which have historically been highest in the fourth quarter (representing more than one-third of our total revenue in recent years), but may fluctuate seasonally in different ways;
- the level of perceived threats to network security, which may fluctuate from period to period;
- the level of demand for products sold by original equipment manufacturers, or OEMs, resellers and distributors that incorporate and resell our technologies;
- the market acceptance of open-source software solutions;
- the announcement or introduction of new product offerings by us or our competitors, and the levels of anticipation and market acceptance of those products;
- price competition;
- general economic conditions, both domestically and in our foreign markets;

- the product mix of our sales; and
- the timing of revenue recognition for our sales.

In particular, the network security technology procurement practices of many of our customers have had a measurable influence on the historical variability of our operating performance. Our prospective customers usually exercise great care and invest substantial time in their network security technology purchasing decisions. As a result, our sales cycles are long, generally between six and twelve months and often longer, which further impacts the variability of our results. Additionally, many of our customers have historically finalized purchase decisions in the last weeks or days of a quarter. A delay in even one large order beyond the end of a particular quarter can substantially diminish our anticipated revenue for that quarter. In addition, many of our expenses must be incurred before we generate revenue. As a result, the negative impact on our operating results would increase if our revenue fails to meet expectations in any period.

The cumulative effect of these factors will likely result in larger fluctuations and unpredictability in our quarterly operating results than in the operating results of many other software and technology companies. This variability and unpredictability could result in our failing to meet the revenue or operating results expectations of securities industry analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly securities class action suits. Therefore, you should not rely on our operating results in any quarter as being indicative of our operating results for any future period, nor should you rely on other expectations, predictions or projections of our future revenue or other aspects of our results of operations.

The market for network security products is rapidly evolving and the complex technology incorporated in our products makes them difficult to develop. If we do not accurately predict, prepare for and respond promptly to technological and market developments and changing customer needs, our competitive position and prospects will be harmed.

The market for network security products is relatively new and is expected to continue to evolve rapidly. Moreover, many customers operate in markets characterized by rapidly changing technologies and business plans, which require them to add numerous network access points and adapt increasingly complex enterprise networks, incorporating a variety of hardware, software applications, operating systems and networking protocols. In addition, computer hackers and others who try to attack networks employ increasingly sophisticated new techniques to gain access to and attack systems and networks. Customers look to our products to continue to protect their networks against these threats in this increasingly complex environment without sacrificing network efficiency or causing significant network downtime. The software in our products is especially complex because it needs to effectively identify and respond to new and increasingly sophisticated methods of attack, while not impeding the high network performance demanded by our customers. Although the market expects speedy introduction of software to respond to new threats, the development of these products is difficult and the timetable for commercial release of new products is uncertain. Therefore, we may in the future experience delays in the introduction of new products or new versions, modifications or enhancements of existing products. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing and introducing on a timely basis new and effective products, upgrades and services that can respond adequately to new security threats, our competitive position and business prospects will be harmed.

If our new products and product enhancements do not achieve sufficient market acceptance, our results of operations and competitive position will suffer.

We spend substantial amounts of time and money to research and develop new products and enhanced versions of Snort, the Defense Center and our Intrusion Sensors and RNA products to incorporate additional features, improved functionality or other enhancements in order to meet our customers' rapidly evolving demands for network security in our highly competitive industry. When we develop a new product or an advanced version of an existing product, we typically expend significant money and effort upfront to market, promote and sell the new offering. Therefore, when we develop and introduce new or enhanced products, they must achieve high levels of market acceptance in order to justify the amount of our investment in developing and bringing the products to market.

Our new products or enhancements could fail to attain sufficient market acceptance for many reasons, including:

- delays in introducing new, enhanced or modified products;
- defects, errors or failures in any of our products;
- inability to operate effectively with the networks of our prospective customers;
- inability to protect against new types of attacks or techniques used by hackers;
- negative publicity about the performance or effectiveness of our intrusion prevention or other network security products;
- reluctance of customers to purchase products based on open source software; and
- disruptions or delays in the availability and delivery of our products, which problems are more likely due to our just-in-time manufacturing and inventory practices.

If our new products or enhancements do not achieve adequate acceptance in the market, our competitive position will be impaired, our revenue will be diminished and the effect on our operating results may be particularly acute because of the significant research, development, marketing, sales and other expenses we incurred in connection with the new product.

If existing customers do not make subsequent purchases from us or if our relationships with our largest customers are impaired, our revenue could decline.

In 2004, 2005 and 2006, existing customers that purchased additional products and services from us, whether for new locations or additional technology to protect existing networks and locations, generated a majority of our total revenue for each respective period. Part of our growth strategy is to sell additional products to our existing customers and, in particular, to up-sell our RNA products to customers that previously bought our Intrusion Sensor products. We may not be effective in executing this or any other aspect of our growth strategy. Our revenue could decline if our current customers do not continue to purchase additional products from us. In addition, as we deploy new versions of our existing Snort, Intrusion Sensors and RNA products or introduce new products, our current customers may not require the functionality of these products and may not purchase them.

We also depend on our installed customer base for future service revenue from annual maintenance fees. Our maintenance and support agreements typically have durations of one year. No single customer contributed greater than 10% of our recurring maintenance and support revenues in 2005 or 2006. For the six months ended June 30, 2007, one customer accounted for 11% of our support revenue recognized. If customers choose not to continue their maintenance service, our revenue may decline.

If we cannot attract sufficient government agency customers, our revenue and competitive position will suffer.

Contracts with the U.S. federal and state and other national and state government agencies accounted for 9% of our total revenue for both the six months ended June 30, 2006 and June 30, 2007. We lost many government agency customers when a foreign company tried unsuccessfully to acquire us in late 2005 and early 2006. Since then, we have been attempting to regain government customers, which subjects us to a number of risks, including:

- *Procurement.* Contracting with public sector customers is highly competitive and can be expensive and time-consuming, often requiring that we incur significant upfront time and expense without any assurance that we will win a contract;
- *Budgetary Constraints and Cycles.* Demand and payment for our products and services are impacted by public sector budgetary cycles and funding availability, with funding reductions or delays adversely

impacting public sector demand for our products, including delays caused by continuing resolutions or other temporary funding arrangements resulting from the current congressional transition;

- *Modification or Cancellation of Contracts.* Public sector customers often have contractual or other legal rights to terminate current contracts for convenience or due to a default. If a contract is cancelled for convenience, which can occur if the customer's product needs change, we may only be able to collect for products and services delivered prior to termination. If a contract is cancelled because of default, we may only be able to collect for products and alternative products and services delivered to the customer;

- *Governmental Audits.* National governments and other state and local agencies routinely investigate and audit government contractors' administrative processes. They may audit our performance and pricing and review our compliance with applicable rules and regulations. If they find that we improperly allocated costs, they may require us to refund those costs or may refuse to pay us for outstanding balances related to the improper allocation. An unfavorable audit could result in a reduction of revenue, and may result in civil or criminal liability if the audit uncovers improper or illegal activities.

- *Replacing Existing Products.* After we announced in October 2005 that we had agreed to be acquired by a foreign company, many government agencies were unwilling to buy products from us and instead purchased and installed products sold by our competitors. The proposed acquisition was terminated in April 2006 following objections from the Committee on Foreign Investment in the United States. Since that time, we have been attempting to retain government agency customers. Many government agencies, however, already have installed network security products of our competitors. It can be very difficult to convince government agencies or other prospective customers to replace their existing network security solutions with our products, even if we can demonstrate the superiority of our products.

We are subject to risks of operating internationally that could impair our ability to grow our revenue abroad.

We market and sell our software in North America, South America, Europe, Asia and Australia and we plan to establish additional sales presence in these and other parts of the world. Therefore, we are subject to risks associated with having worldwide operations. Sales to customers located outside of the United States accounted for 23% of our total revenue for the six months ended June 30, 2006 and 24% for the six months ended June 30, 2007. The expansion of our existing operations and entry into additional worldwide markets will require significant management attention and financial resources. We are also subject to a number of risks customary for international operations, including:

- economic or political instability in foreign markets;
- greater difficulty in accounts receivable collection and longer collection periods;
- unexpected changes in regulatory requirements;
- difficulties and costs of staffing and managing foreign operations;
- import and export controls;
- the uncertainty of protection for intellectual property rights in some countries;
- costs of compliance with foreign laws and laws applicable to companies doing business in foreign jurisdictions;
- management communication and integration problems resulting from cultural differences and geographic dispersion;
- multiple and possibly overlapping tax structures; and
- foreign currency exchange rate fluctuations.

To date, a substantial portion of our sales have been denominated in U.S. dollars, and we have not used risk management techniques or "hedged" the risks associated with fluctuations in foreign currency exchange rates. In the future, if we do not engage in hedging transactions, our results of operations will be subject to losses from fluctuations in foreign currency exchange rates.

In the future, we may not be able to secure financing necessary to operate and grow our business as planned.

We expect that the net proceeds from our initial public offering that we completed in March 2007, together with current cash, cash equivalents and short-term investments should be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to expand our sales and marketing and research and development efforts or to make acquisitions. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our sales and marketing and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and operating results. If we issue debt, the debt holders would have rights senior to common stockholders to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock.

Our inability to acquire and integrate other businesses, products or technologies could seriously harm our competitive position.

In order to remain competitive, we intend to acquire additional businesses, products or technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms of the acquisition, financing the acquisition, or effectively integrating the acquired business, product or technology into our existing business and operations. Any acquisitions we are able to complete may not be accretive to earnings or result in the realization of any expected strategic benefits. Further, completing a potential acquisition and integrating an acquired business will significantly divert management time and resources.

If other parties claim commercial ownership rights to Snort, our reputation, customer relations and results of operations could be harmed.

While we created a majority of the current Snort code base, a portion of the current Snort code was created by the combined efforts of the Company and the open source software community and a portion was created solely by the open source community. We believe that the portions of the Snort code base created by anyone other than by us are required to be licensed by us pursuant to the GNU General Public License, or GPL, which is how we currently license Snort. There is a risk, however, that a third party could claim some ownership rights in Snort, and attempt to prevent us from commercially licensing Snort in the future (rather than pursuant to the GPL as it is currently licensed) and claim a right to licensing royalties. Any such claim, regardless of its merit or outcome, could be costly to defend, harm our reputation and customer relations and result in our having to pay substantial compensation to the party claiming ownership.

Our products contain third party open source software, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products are distributed with software programs licensed to us by third party authors under "open source" licenses, which may include the GPL, the GNU Lesser Public License, or LGPL, the BSD License and the Apache License. These open source software programs include, without limitation, Snort®, Linux, Apache, Openssl, Etheral, IPTables, Tcpdump and Tripwire. These third party open source programs are typically licensed to us for a minimal fee or no fee at all, and the underlying license agreements generally require us to make available to the open source user community the source code for such programs, as well as the source code for any modifications or derivative works we create based on these third party open source software programs. With the exception of Snort, we have not created any modifications or derivative works to any other open source software programs referenced above. We regularly release updates and upgrades to the Snort software program under the terms and conditions of the GNU GPL version 2. Included with our software and/or appliances are copies of the relevant source code and licenses for the open source programs. Alternatively, we include instructions to users on how to obtain copies of the relevant open source code and licenses. Additionally, if we combine our proprietary software with third party open source software in a certain manner, we could, under the terms of certain of these open source license agreements, be required to release the source code of our proprietary software. This could also allow our competitors to create similar products, which would result in a loss of our product sales. We do not provide end users a copy of the source code to our proprietary software because we believe that the manner in which our proprietary software is aligned with the relevant open source programs does not create a modification or derivative work of that open source program requiring the distribution of our proprietary source code. Our ability to commercialize our products by incorporating third party open source software may be restricted because, among other reasons:

- the terms of open source license agreements may be unclear and subject to varying interpretations, which could result in unforeseen obligations regarding our proprietary products;
- it may be difficult to determine the developers of open source software and whether such licensed software infringes another party's intellectual property rights;
- competitors will have greater access to information by obtaining these open source products, which may help them develop competitive products; and
- open source software potentially increases customer support costs because licensees can modify the software and potentially introduce errors.

The software program Linux is included in our products and is licensed under the GPL. The GPL is the subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. It is possible that the court could rule that the GPL is not enforceable in such litigation. Any ruling by the court that the GPL is not enforceable could have the effect of limiting or preventing us from using Linux as currently implemented.

Efforts to assert intellectual property ownership rights in our products could impact our standing in the open source community which could limit our product innovation capabilities.

When we undertake actions to protect and maintain ownership and control over our proprietary intellectual property, including patents, copyrights and trademark rights, our standing in the open source community could be diminished which could result in a limitation on our ability to continue to rely on this community as a resource to identify and defend against new viruses, threats and techniques to attack secure networks, explore new ideas and concepts and further our research and development efforts.

Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our products without compensating us.

We rely primarily on copyright, trademark, patent and trade secrets laws, confidentiality procedures and contractual provisions to protect our proprietary rights. As of the date hereof, we have 34 patent applications pending for examination in the U.S. and foreign jurisdictions. We also hold numerous registered United States and foreign trademarks and have a number of trademark applications pending in the United States and in foreign jurisdictions. Valid patents may not be issued from pending applications, and the claims allowed on any patents may not be sufficiently broad to protect our technology or products. Any issued patents may be challenged, invalidated or circumvented, and any rights granted under these patents may not actually provide adequate protection or competitive advantages to us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technologies or products is difficult. Our products incorporate open source Snort software, which is readily available to the public. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many foreign countries do not enforce these laws as diligently as U.S. government agencies and private parties. It is possible that we may have to resort to litigation to enforce and protect our copyrights, trademarks, patents and trade secrets, which litigation could be costly and a diversion of management resources. If we are unable to protect our proprietary rights to the totality of the features in our software and products (including aspects of our software and products protected other than by patent rights), we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date.

In limited instances we have agreed to place, and in the future may place, source code for our software in escrow, other than the Snort source code which is publicly available. In most cases, the source code may be made available to certain of our customers and OEM partners in the event that we file for bankruptcy or materially fail to support our products. This may increase the likelihood of misappropriation or other misuse of our software. We have agreed to source code escrow arrangements in the past only rarely and usually only in connection with prospective customers considering a significant purchase of our products and services.

Claims that our products infringe the proprietary rights of others could harm our business and cause us to incur significant costs.

Technology products such as ours, which interact with multiple components of complex networks, are increasingly subject to infringement claims as the functionality of products in different industry segments overlaps. In particular, our RNA technology is a new technology for which we have yet be issued a patent. It is possible that other companies have patents with respect to technology similar to our technology, including RNA. 10 of our 34 pending patent applications relate to our RNA technology and were filed in 2003, 2004 and 2005. If others filed patent applications before us, which contain allowable claims within the scope of our RNA technology, then we may be found to infringe on such patents, if and when they are issued. We are aware of at least one company that has filed an application for a patent that, on its face, contains claims that may be construed to be within the scope of the same broad technology area as our RNA technology. That company, NetClarity, previously filed a suit against us for misappropriation and incorporation in our products of its proprietary rights, as well as making claims that our RNA technology and 3D security solutions are covered by claims in its pending patent application. This pending patent application has not issued as a patent. On June 7, 2007, we reached a definitive agreement with NetClarity, Inc. to settle this lawsuit and on June 13, 2007, the Superior Court of Suffolk County, Massachusetts entered a Stipulation of Dismissal with prejudice.

Unless and until the U.S. Patent and Trademark Office, or PTO, issues a patent to an applicant, there can be no way to assess a potential patentee's right to exclude. Depending on the timing and substance of these patents and patent applications, our products, including our RNA technology, may infringe the proprietary rights of others, and we may be subject to litigation with respect to any alleged infringement. The application of patent law to the software industry is particularly uncertain as the PTO has only recently begun to issue software patents in large numbers and there is a backlog of software related patent applications pending claiming inventions whose priority dates may pre-date development of our own proprietary software. Additionally, in our customer contracts we typically agree to indemnify our customers if they incur losses resulting from a third party claim that their use of our products infringes upon the intellectual property rights of a third party. Any potential intellectual property claims against us, with or without merit, could:

- be very expensive and time consuming to defend;
- require us to indemnify our customers for losses resulting from such claims;
- cause us to cease making, licensing or using software or products that incorporate the challenged intellectual property;
- cause product shipment and installation delays;
- require us to redesign our products, which may not be feasible;
- divert management's attention and resources; or
- require us to enter into royalty or licensing agreements in order to obtain the right to use a necessary product or component.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could prevent us from distributing our products and cause us to incur great expense and delay in developing non-infringing products.

We rely on software licensed from other parties, the loss of which could increase our costs and delay software shipments.

We utilize various types of software licensed from unaffiliated third parties. For example, we license database software from MySQL that we use in our Intrusion Sensors, our RNA Sensors and our Defense Centers. Our Agreement with MySQL permits us to distribute MySQL software on our products to our customers worldwide until December 31, 2010. We amended our MySQL agreement on December 29, 2006 to give us the unlimited right to distribute MySQL software in exchange for a one-time lump-sum payment. We believe that the MySQL agreement is material to our business because we have spent a significant amount of development resources to allow the MySQL software to function in our products. If we were forced to find replacement database software for our products, we would be required to expend resources to implement a replacement database in our products, and there would be no guarantee that we would be able to procure the replacement on the same or similar commercial terms.

In addition to MySQL, we rely on other open source software, such as the Linux operating system, the Apache web server and OpenSSL, a secure socket layer implementation. These open source programs are licensed to us under various open source licenses. For example, Linux is licensed under the GNU General Public License Version 2, while Apache and OpenSSL are licensed under other forms of open source license agreements. If we could no longer rely on these open source programs, the functionality of our products would be impaired and, we would be required to expend significant resources to find suitable alternatives.

Our business would be disrupted if any of the software we license from others or functional equivalents of this software were either no longer available to us, no longer offered to us on commercially reasonable terms or offered to us under different licensing terms and conditions. For example, our business could be disrupted if the widely-used Linux operating system were to be released under the new Version 3 of the GNU General Public License, as we could be required to expend significant resources to ensure that our use of Linux, as well as the manner in which our proprietary and other third party software work with Linux, complies with the new version of the GNU General Public License. Additionally, we would be required to either redesign our products to function with software available from other parties or develop these components ourselves, which would result in increased costs and could result in delays in our product shipments and the release of new product offerings. Furthermore, we might be forced to limit the features available in our current or future products. If we fail to maintain or renegotiate any of these software licenses, we could face significant delays and diversion of resources in attempting to license and integrate a functional equivalent of the software.

Defects, errors or vulnerabilities in our software products would harm our reputation and divert resources.

Because our products are complex, they may contain defects, errors or vulnerabilities that are not detected until after our commercial release and installation by our customers. We may not be able to correct any errors or defects or address vulnerabilities promptly, or at all. Any defects, errors or vulnerabilities in our products could result in:

- expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work-around errors or defects or to address and eliminate vulnerabilities;
- loss of existing or potential customers;
- delayed or lost revenue;
- delay or failure to attain market acceptance;
- increased service, warranty, product replacement and product liability insurance costs; and
- negative publicity, which will harm our reputation.

In addition, because our products and services provide and monitor network security and may protect valuable information, we could face claims for product liability, tort or breach of warranty. Anyone who circumvents our security measures could misappropriate the confidential information or other valuable property of customers using our products, or interrupt their operations. If that happens, affected customers or others may sue us. In addition, we may face liability for breaches of our product warranties, product failures or damages caused by faulty installation of our products. Provisions in our contracts relating to warranty disclaimers and liability limitations may be unenforceable. Some courts, for example, have found contractual limitations of liability in standard computer and software contracts to be unenforceable in some circumstances. Defending a lawsuit, regardless of its merit, could be costly and divert management attention. Our business liability insurance coverage may be inadequate or future coverage may be unavailable on acceptable terms or at all.

Our networks, products and services are vulnerable to, and may be targeted by, hackers.

Like other companies, our websites, networks, information systems, products and services may be targets for sabotage, disruption or misappropriation by hackers. As a leading network security solutions company, we are a high profile target and our networks, products and services may have vulnerabilities that may be targeted by hackers. Although we believe we have sufficient controls in place to prevent disruption and misappropriation, and to respond to such situations, we expect these efforts by hackers to continue. If these efforts are successful, our operations, reputation and sales could be adversely affected.

We utilize a just-in-time contract manufacturing and inventory process, which increases our vulnerability to supply disruption.

Our ability to meet our customers' demand for certain of our products depends upon obtaining adequate hardware platforms on a timely basis, which must be integrated with our software. We purchase hardware platforms through our contract manufacturers from a limited number of suppliers on a just-in-time basis. In addition, these suppliers may extend lead times, limit the supply to our manufacturers or increase prices due to capacity constraints or other factors. Although we work closely with our manufacturers and suppliers to avoid shortages, we may encounter these problems in the future. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of hardware platforms in a timely manner or if there were significant increases in the costs of hardware platforms or problems with the quality of those hardware platforms.

We depend on a single source to manufacture our enterprise class intrusion sensor product; if that sole source were to fail to satisfy our requirements, our sales revenue would decline and our reputation would be harmed.

We rely on one manufacturer, Bivio Networks, to build the hardware platform for two models of our intrusion sensor products that are used by our enterprise class customers. These enterprise class intrusion sensor products are purchased directly by customers for their internal use and are also utilized by third party managed security service providers to provide services to their customers. Revenue resulting from sales of these enterprise class intrusion sensor products accounted for approximately 4% of our product revenue in the year ended December 31, 2005, approximately 21% of our product revenue in the year ended December 31, 2006 and approximately 10% of our product revenue in the six months ended June 30, 2007. The unexpected termination of our relationship with Bivio Networks would be disruptive to our business and our reputation which could result in a decline in our revenue as well as shipment delays and possible increased costs as we seek and implement production with an alternate manufacturer.

Our inability to hire and retain key personnel would slow our growth.

Our business is dependent on our ability to hire, retain and motivate highly qualified personnel, including senior management, sales and technical professionals. In particular, we intend to expand the size of our direct sales force domestically and internationally and to hire additional customer support and professional services personnel. However, competition for qualified services personnel is intense, and if we are unable to attract, train or retain the number of highly qualified sales and services personnel that our business needs, our reputation, customer satisfaction and potential revenue growth could be seriously harmed. To the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Our future success will depend to a significant extent on the continued services of Martin Roesch, our founder and Chief Technology Officer, and E. Wayne Jackson, III, our Chief Executive Officer. The loss of the services of either of these or other individuals could adversely affect our business and could divert other senior management time in searching for their replacements.

We depend on resellers and distributors for our sales; if they fail to perform as expected, our revenue will suffer.

Part of our business strategy involves entering into additional agreements with resellers and distributors that permit them to resell our products and service offerings. Revenue resulting from our resellers and distributors accounted for approximately 46% of our total revenue in the year ended December 31, 2004, approximately 49% of our total revenue in the year ended December 31, 2005, approximately 49% of our total revenue in the year ended December 31, 2006 and approximately 52% of our total revenue in the six months ended June 30, 2007. For the year ended December 31, 2005 and for the year ended December 31, 2006, no single reseller, distributor, customer or OEM accounted for more than ten percent of our total revenue. There is a risk that our pace of entering into such agreements may slow, or that our existing agreements may not produce as much business as we anticipate. There is also a risk that some or all of our resellers or distributors may be acquired, may change their business models or may go out of business, any of which could have an adverse effect on our business. For example, IBM, our current reseller, completed its acquisition of Internet Security Systems, Inc., one of our competitors, in the fourth quarter of 2006. Sales of our products to IBM or where IBM helped influence the sales process as a percentage of our total revenue were 3.1% and 1.2% for the year ended December 31, 2006 and the year ended December 31, 2005, respectively, and 1.7% for the six months ended June 30, 2007. While we have received oral assurances from IBM that it does not expect any material change to our reseller relationship solely on account of its acquisition of Internet Security Systems, Inc., we cannot currently anticipate how our relationship with IBM may change. IBM may decide to discontinue reselling our products and services.

If we do not continue to establish and effectively manage our OEM relationships, our revenue could decline.

Our ability to sell our network security software products in new markets and to increase our share of existing markets will be impaired if we fail to expand our indirect distribution channels. Our sales strategy involves the establishment of multiple distribution channels domestically and internationally through strategic resellers, system integrators and OEMs. We have alliances with OEMs such as IBM and Nokia and we cannot predict the extent to which these companies will be successful in marketing or selling our software. These agreements could be terminated on short notice and they do not prevent our OEMs, systems integrators, strategic resellers or other distributors from selling the network security software of other companies, including our competitors. IBM and Nokia or any other OEM, system integrator, strategic reseller or distributor could give higher priority to other companies' software or to their own software than they give to ours, which could cause our revenue to decline. Additionally, IBM completed its acquisition of Internet Security Systems, Inc., one of our competitors, in the fourth quarter of 2006. Our ability to sell our network security software products through IBM as a reseller or have our product sales influenced by them as a partner could be materially diminished.

Our inability to effectively manage our expected headcount growth and expansion and our additional obligations as a public company could seriously harm our ability to effectively run our business.

Our historical growth has placed, and our intended future growth is likely to continue to place, a significant strain on our management, financial, personnel and other resources. We will likely not continue to grow at our historical pace due to limits on our resources. We have grown from 84 employees at December 31, 2003 to 218 employees at June 30, 2007. Since January 1, 2005, we have opened additional sales offices and have significantly expanded our operations. This rapid growth has strained our facilities and required us to lease additional space at our headquarters. In several recent quarters, we have not been able to hire sufficient personnel to keep pace with our growth. In addition to managing our expected growth, we will have substantial additional obligations and costs as a result of becoming a public company in March 2007. These obligations include investor relations, preparing and filing periodic SEC reports, developing and maintaining internal controls over financial reporting and disclosure controls, compliance with corporate governance rules, Regulation FD and other requirements imposed on public companies by the SEC and the NASDAQ Global Market. Fulfilling these additional obligations will make it more difficult to operate a growing company. Any failure to effectively manage growth or fulfill our obligations as a public company could seriously harm our ability to respond to customers, the quality of our software and services and our operating results. To effectively manage growth and operate a public company, we will need to implement additional management information systems, improve our operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations.

The price of our common stock may be subject to wide fluctuations.

Prior to our IPO in March 2007, there was not a public market for our common stock. The market price of our common stock is subject to significant fluctuations. Among the factors that could affect our common stock price are the risks described in this "Risk Factors" section and other factors, including:

- quarterly variations in our operating results compared to market expectations;
- changes in expectations as to our future financial performance, including financial estimates or reports by securities analysts;
- changes in market valuations of similar companies;
- liquidity and activity in the market for our common stock;
- actual or expected sales of our common stock by our stockholders;
- strategic moves by us or our competitors, such as acquisitions or restructurings;
- general market conditions; and
- domestic and international economic, legal and regulatory factors unrelated to our performance.

Stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our operating performance.

We and certain of our officers and directors have been named as co-defendants in, and are the subject of, certain legal proceedings which may result in substantial costs and divert management's attention and resources.

As described in "Legal Proceedings" above, multiple federal securities class action lawsuits have been filed naming our company and certain of our officers and directors as co-defendants. We are not able to predict the ultimate outcome of this litigation. It is possible that these matters could be resolved adversely to us, could result in substantial costs and could divert management's attention and resources, which could harm our business.

Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time. While we maintain director and officer insurance, the amount of insurance coverage may not be sufficient to cover a claim and the continued availability of this insurance cannot be assured. We may in the future be the target of additional proceedings, and these proceedings may result in substantial costs and divert management's attention and resources.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

As of August 14, 2007, we had 24,108,428 outstanding shares of common stock. This number includes 6,185,500 shares of our common stock that we sold in our IPO, which has been and may in the future be resold at any time in the public market. We and all of our directors and executive officers and certain of our stockholders and option holders agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the underwriters of our IPO for a period of 180 days from March 14, 2007, the closing date of the IPO. As of the date of this Annual Report, this period has now expired, and as a result, we and our previously locked-up stockholders are able to sell our shares in the public market. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

As a result of becoming a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting and are subject to other requirements that will be burdensome and costly. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management's assessment of our internal controls.

We are just beginning the costly and challenging process of compiling the system and processing documentation before we perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest that our internal control over financial reporting is effective, or they are unable to express an opinion on the effectiveness of our internal control, we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on the price of our common stock. Failure to comply with the new rules might make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

In addition, as a public company, we have and will continue to incur significant additional legal, accounting and other expenses that we did not incur as a private company, and our administrative staff has been and will continue to be required to perform additional tasks. For example, we have created and/or revised the roles and duties of our board committees, adopted disclosure controls and procedures, retained a transfer agent and adopted an insider trading policy and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and our amended and restated bylaws each of which became effective in March 2007 upon completion of our IPO contain provisions that may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

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SOURCEFIRE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Sourcefire, Inc.

We have audited the accompanying consolidated balance sheets of Sourcefire, Inc. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in convertible preferred stock and stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sourcefire, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company changed its method of accounting for stock-based compensation.

/s/ Ernst & Young LLP

Baltimore, Maryland
January 30, 2007
(except with respect to the matter discussed in Note 14,
as to which the date is February 22, 2007)

SOURCEFIRE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31		Pro forma December 31
	2005	2006	2006
	(dollars in thousands, except share and per share data)		(unaudited)
Assets			
Current assets:			
Cash and cash equivalents	$ 1,106	$ 13,029	$ 13,029
Held-to-maturity investments	2,005	12,385	12,385
Accounts receivable, net of allowance for doubtful accounts of $127 in 2005 and $166 in 2006	12,917	16,507	16,507
Inventory	1,755	2,099	2,099
Prepaid expenses and other current assets	758	919	919
Total current assets	18,541	44,939	44,939
Property and equipment, net	2,522	2,546	2,546
Held-to-maturity investments, less current portion	—	908	908
Other assets	187	1,559	1,559
Total assets	$ 21,250	$ 49,952	$ 49,952
Liabilities, convertible preferred stock and stockholders' equity (deficit)			
Current liabilities:			
Accounts payable	$ 2,134	$ 3,081	$ 3,081
Accrued compensation and related expenses	1,552	1,783	1,783
Other accrued expenses	652	1,312	1,312
Current portion of deferred revenue	9,137	11,735	11,735
Current portion of long-term debt	514	675	675
Other current liabilities	417	501	501
Total current liabilities	14,406	19,087	19,087
Deferred revenue, less current portion	1,458	2,380	2,380
Long-term debt, less current portion	476	637	637
Total liabilities	16,340	22,104	22,104
Series A convertible preferred stock, $0.001 par value; 2,495,410 shares authorized, 2,475,410 shares issued and outstanding at December 31, 2005 and 2006 and no shares outstanding on a pro forma basis; aggregate liquidation preference of $13,489 and $14,093 at December 31, 2005 and 2006, respectively	9,598	10,308	—
Warrants to purchase Series A convertible preferred stock	25	25	—

SOURCEFIRE, INC.

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31		Pro forma December 31
	2005	2006	2006
	(dollars in thousands, except share and per share data)		(unaudited)
Series B convertible preferred stock, $0.001 par value; 7,132,205 shares authorized, issued and outstanding at December 31, 2005 and 2006 and no shares outstanding on a pro forma basis; aggregate liquidation preference of $19,067 and $19,947 at December 31, 2005 and 2006, respectively	13,318	14,265	—
Series C convertible preferred stock, $0.001 par value; 5,404,043 shares authorized, issued and outstanding at December 31, 2005 and 2006 and no shares outstanding on a pro forma basis; aggregate liquidation preference of $24,850 and $26,050 at December 31, 2005 and 2006, respectively	17,066	18,270	—
Series D convertible preferred stock, $0.001 par value; 3,264,449 shares authorized, issued and outstanding at December 31, 2006 and no shares outstanding on a pro forma basis; aggregate liquidation preference of $29,847 at December 31, 2006	—	23,879	—
Total convertible preferred stock	40,007	66,747	—
Commitments and contingent liabilities			
Stockholders' equity (deficit):			
Common stock, $0.001 par value; 35,000,000 and 36,500,000 shares authorized at December 31, 2005 and 2006, respectively; 3,407,682 and 3,491,764 shares issued and outstanding at December 31, 2005 and 2006, respectively, and 17,793,892 shares outstanding on a pro forma basis	3	3	18
Additional paid-in capital	—	—	66,732
Unearned compensation	(20)	—	—
Accumulated deficit	(35,080)	(38,902)	(38,902)
Total stockholders' equity (deficit)	(35,097)	(38,899)	27,848
Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$ 21,250	$ 49,952	$ 49,952

See accompanying notes.

SOURCEFIRE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31		
	2004	2005	2006
Revenue:			
Products	$ 12,738	$ 23,589	$ 30,219
Technical support and professional services	3,955	9,290	14,707
Total revenue	16,693	32,879	44,926
Cost of revenue:			
Products	4,533	6,610	8,440
Technical support and professional services	872	1,453	2,632
Total cost of revenue	5,405	8,063	11,072
Gross profit	11,288	24,816	33,854
Operating expenses:			
Research and development	5,706	6,831	8,612
Sales and marketing	12,585	17,135	20,652
General and administrative	2,905	5,120	5,017
Depreciation and amortization	752	1,103	1,230
Total operating expenses	21,948	30,189	35,511
Loss from operations	(10,660)	(5,373)	(1,657)
Other income (expense):			
Interest and investment income	162	101	784
Interest expense	(66)	(98)	(87)
Other income (expense)	68	(88)	95
Total other income (expense)	164	(85)	792
Loss before income taxes	(10,496)	(5,458)	(865)
Income tax expense	—	—	(67)
Net loss	(10,496)	(5,458)	(932)
Accretion of preferred stock	(2,451)	(2,668)	(3,819)
Net loss attributable to common stockholders	$ (12,947)	$ (8,126)	$ (4,751)
Net loss attributable to common stockholders per share:			
Basic and diluted	$ (4.97)	$ (2.54)	$ (1.40)
Pro forma (unaudited)			(0.06)
Weighted average shares outstanding used in computing per share amounts:			
Basic and diluted	2,602,743	3,200,318	3,389,527
Pro forma (unaudited)			16,885,981

See accompanying notes.

SOURCEFIRE, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

	Series A Convertible Preferred Stock		Subscription Receivable For Series A Convertible Preferred Stock	Warrants to Purchase Series A Convertible Preferred Stock	Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Stockholders' Deficit					
											Common Stock		Additional Paid-in Capital	Unearned Compensation	Accumulated Deficit	Total
	Shares	Amount			Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
							(Dollars in thousands)									
Balance at January 1, 2004	2,475,410	$ 8,323	$ —	$25	7,132,205	$11,610	—	$ —	—	$ —	3,042,117	$3	$ —	$ (167)	$(14,644)	$(14,808)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	250,765	—	78	—	—	78
Compensation expense for stock option modifications	—	—	—	—	—	—	—	—	—	—	—	—	85	—	—	85
Issuance of Series C redeemable convertible preferred stock, net of direct costs of issuance of $70	—	—	—	—	—	—	5,404,043	14,930	—	—	—	—	—	—	—	—
Accretion of convertible preferred stock to redemption value	—	615	—	—	—	825	—	1,011	—	—	—	—	(163)	—	(2,288)	(2,451)
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	92	—	92
Net loss for 2004	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,496)	(10,496)
Balance at December 31, 2004	2,475,410	8,938	—	25	7,132,205	12,435	5,404,043	15,941	—	—	3,292,882	3	—	(75)	(27,428)	(27,500)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	114,800	—	59	—	—	59
Compensation expense for stock option modifications	—	—	—	—	—	—	—	—	—	—	—	—	415	—	—	415
Accretion of convertible preferred stock to redemption value	—	660	—	—	—	883	—	1,125	—	—	—	—	(474)	—	(2,194)	(2,668)
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	55	—	55
Net loss for 2005	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5,458)	(5,458)
Balance at December 31, 2005	2,475,410	9,598	—	25	7,132,205	13,318	5,404,043	17,066	—	—	3,407,682	3	—	(20)	(35,080)	(35,097)
Exercise of common stock options	—	—	—	—	—	—	—	—	—	—	84,082	—	143	—	—	143
Issuance of restricted common stock	—	—	—	—	—	—	—	—	—	—	—	—	83	—	—	83
Compensation expense for stock option vesting	—	—	—	—	—	—	—	—	—	—	—	—	703	—	—	703
Issuance of Series D redeemable convertible preferred stock, net of direct issuance costs of $79	—	—	—	—	—	—	—	—	3,264,449	22,921	—	—	—	—	—	—
Accretion of convertible preferred stock to redemption value	—	710	—	—	—	947	—	1,204	—	958	—	—	(929)	—	(2,890)	(3,819)
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	20	—	20
Net loss for 2006	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(932)	(932)
Balance at December 31, 2006	2,475,410	$10,308	$ —	$25	7,132,205	$14,265	5,404,043	$18,270	3,264,449	$23,879	3,491,764	$3	$ —	$ —	$(38,902)	$(38,899)

See accompanying notes.

SOURCEFIRE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2004	2005	2006
	(dollars in thousands)		
Operating activities			
Net loss	$(10,496)	$(5,458)	$ (932)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization	756	1,127	1,261
Provision for doubtful accounts	70	57	55
Amortization of unearned compensation	92	55	20
Other non-cash stock compensation	85	415	786
Amortization of (premium) discount on held-to-maturity investments	175	126	(81)
Loss on disposal of assets	27	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(4,681)	(5,120)	(3,645)
Inventory	(409)	(1,065)	(344)
Prepaid expenses and other assets	(358)	(229)	(238)
Accounts payable	1,089	360	901
Accrued expenses	626	11	681
Deferred revenue	3,069	4,994	3,520
Other current liabilities	144	269	84
Net cash (used in) provided by operating activities	(9,811)	(4,458)	2,068
Investing activities			
Purchase of property and equipment	(1,107)	(2,207)	(1,285)
Purchase of held-to-maturity investments	(10,028)	—	(13,207)
Proceeds from maturities of held-to-maturity investments	4,103	3,620	2,000
Net cash (used in) provided by investing activities	(7,032)	1,413	(12,492)
Financing activities			
Borrowings under revolving promissory note	—	2,250	—
Repayments of borrowings under revolving promissory note	—	(2,250)	—
Borrowings of long-term debt	420	1,000	887
Repayments of long-term debt	(304)	(471)	(565)
Proceeds from issuance of Series C convertible preferred stock, net of offering costs	14,930	—	—
Proceeds from issuance of Series D convertible preferred stock, net of offering costs	—	—	22,921
Proceeds from exercise of stock options	78	59	143
Payment of deferred equity offering costs	—	—	(1,039)
Other	(33)	—	—
Net cash provided by financing activities	15,091	588	22,347
Net increase (decrease) in cash and cash equivalents	(1,752)	(2,457)	11,923
Cash and cash equivalents at beginning of year	5,315	3,563	1,106
Cash and cash equivalents at end of year	$ 3,563	$ 1,106	$ 13,029
Supplemental cash flow information			
Cash paid for interest	$ 46	$ 70	$ 68
Cash paid for income taxes	$ —	$ —	$ 25

See accompanying notes.

SOURCEFIRE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

Organization and Description of Business

Sourcefire, Inc. (the "Company") provides real-time network defense solutions for information technology ("IT") infrastructures of commercial enterprise, healthcare, manufacturing, technology, educational, and federal and state organizations. The Company's appliance products and software products provide a comprehensive intelligent network defense system that unifies intrusion detection, intrusion prevention, and vulnerability management technologies. The Company is the creator of Snort, a widely deployed open-source intrusion detection technology. The Snort technology is incorporated into the Sourcefire 3D (Discover, Determine, Defend) product suite that includes the following product trade names: Sourcefire Intrusion Sensors and Agents, Sourcefire RNA Sensors, and the Sourcefire Defense Center. The Company was founded in January 2001.

Unaudited Pro Forma Financial Information

The unaudited pro forma balance sheet gives effect to the conversion of the convertible preferred stock and the warrants to purchase convertible preferred stock as if each occurred on December 31, 2006. The conversion of the outstanding preferred stock into common stock will occur immediately prior to, or contemporaneously with, the consummation of the Company's initial public offering. In addition, the warrants to purchase shares of Series A convertible preferred stock will become exercisable for shares of common stock upon completion of the Company's initial public offering. The unaudited pro forma net loss attributable to common stockholders per share for the year ended December 31, 2006 gives effect to the conversion of the outstanding Series A, Series B, and Series C convertible preferred stock as if these transactions occurred on January 1, 2006 and the conversion of the outstanding Series D convertible preferred stock as if it occurred on its date of issuance.

2. Summary of Significant Accounting Policies

Basis of Presentation

During 2006, the Company formed a wholly-owned subsidiary, Sourcefire Limited, located in the United Kingdom. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary after elimination of all intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Held-to-Maturity Investments

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. The Company has historically held all of these investments until their full maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method. Such amortization is included in interest and investment income. Interest on securities classified as held-to-maturity is also included in interest and investment income.

As of December 31, 2005 and 2006, held-to-maturity investments, consisting solely of corporate debt instruments for which the estimated fair value is not materially different from the amortized cost, have contractual maturities as follows: $12,385,000 mature in 2007 and $908,000 mature in 2008.

Accounts Receivable and Allowance for Doubtful Accounts

The Company reports accounts receivable at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company calculates the allowance based on a specific analysis of past due balances and also considers historical trends of write-offs. Actual collection experience has not differed significantly from the Company's estimates, due primarily to the Company's credit and collections practices and the financial strength of its customers.

The Company offers standard payment terms that range from 30 to 60 days from the invoice date. Invoices are typically generated when the Company delivers the product and/or service to the customer. Standard terms do not require a down payment from the customer or any other collateral and payments terms are not tied to specific milestones or acceptance clauses. Additionally, the Company does not generally accept product returns or offer refunds.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment is stated at cost and depreciation is computed using the straight-line method over estimated useful lives ranging from three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the useful life of the asset or the remaining term of the lease.

Assets held under capital leases are stated at the lesser of the present value of future minimum lease payments using the Company's incremental borrowing rate at the inception of the lease or the fair value of the property at the inception of the lease. The assets recorded under capital leases are amortized over the lesser of the lease term or the estimated useful life of the assets in a manner consistent with the Company's depreciation policy for owned assets. Amortization of assets under capital leases is included in depreciation and amortization expense.

Deferred Equity Offering Costs

Costs have been incurred in connection with the planned initial public offering of the Company's common stock. As of December 31, 2006, costs aggregating approximately $1,300,000 have been deferred and are classified as a component of other assets in the accompanying consolidated balance sheet. Upon the consummation of the offering, these costs will be treated as a reduction of the proceeds from the offering and will be included as a component of additional paid-in capital. If the offering is terminated, the costs will be charged to expense in the period that it is probable that the costs are no longer realizable.

Convertible Preferred Stock

The Company accounts for stock subject to provisions for redemption outside of its control as mezzanine equity. These securities are recorded at fair value at the date of issue and are accreted to the minimum redemption amount at each balance sheet date (see Note 6). The resulting increases in the carrying amount of the redeemable stock are reflected through decreases in additional paid-in capital or, in the absence of additional paid-in capital, through accumulated deficit.

Revenue Recognition

The Company derives revenue from arrangements that include products with embedded software, software licenses and royalties, technical support, and professional services. Revenue from products in the accompanying consolidated statements of operations consists primarily of sales of software-based appliances, but also includes fees and royalties for the license of the Company's technology in a software-only format and subscriptions to receive rules released by the Company's Vulnerability Research Team ("VRT") that are used to update the appliances for current exploits and vulnerabilities. Revenues derived from the non-product components of products currently represent less than 10% of total "products" revenue in the accompanying consolidated statements of operations. Technical support, which typically has a term of 12 to 36 months, includes telephone and web-based support, software updates, and rights to software upgrades on a when-and-if-available basis. Professional services include training and consulting.

For each arrangement, the Company defers revenue recognition until: (a) persuasive evidence of an arrangement exists; (b) delivery of the product has occurred and there are no remaining obligations or substantive customer acceptance provisions; (c) the fee is fixed or determinable; and (d) collection of the fee is probable.

The Company allocates the total arrangement fee among each deliverable based on the fair value of each of the deliverables, determined based on vendor-specific objective evidence. If vendor-specific objective evidence of fair value does not exist for each of the deliverables, all revenue from the arrangement is further deferred until the earlier of the point at which sufficient vendor-specific objective evidence of fair value can be determined or all elements of the arrangement have been delivered. However, if the only undelivered elements are technical support and/or professional services, elements for which the Company currently has vendor specific objective evidence of fair value, the Company recognizes revenue for the delivered elements based on the residual method as prescribed by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.* The Company has established vendor specific objective evidence of fair value for its technical support based upon actual renewals of technical support for each type of technical support that is offered and for each customer class. Technical support and technical support renewals are currently priced based on a percentage of the list price of the respective product or software and historically have not varied from a narrow range of values in the substantial majority of the Company's arrangements. Revenue related to technical support is deferred and recognized ratably over the contractual period of the technical support arrangement, which ranges from 12 to 36 months in most arrangements.

The vendor specific objective evidence of fair value of the Company's other services is based on the price for these same services when they are sold separately. Revenue for services that are sold either on a stand-alone basis or included in multiple element arrangements is deferred and recognized as the services are performed.

All amounts billed or received in excess of the revenue recognized are included in deferred revenue. In addition, the Company defers all direct costs associated with revenue that has been deferred. These amounts are included in either prepaid expenses and other current assets or inventory in the accompanying balance sheets, depending on the nature of the costs and the reason for the deferral.

For sales through resellers and distributors, the Company recognizes revenue upon the shipment of the product only if those resellers and distributors provide the Company at the time of placing their order with the identity of the end user customer to whom it has been sold through. The Company does not currently offer any rights to return products sold to resellers and distributors. To the extent that a reseller or distributor requests an inventory or stock of products, the Company defers revenue on that product until it receives notification that it has been sold through to an identified end user.

For the year ended December 31, 2004, the Company had one significant reseller customer, which accounted for 11% of the revenue recognized. For the years ended December 31, 2005 and 2006, the Company had no significant customers that accounted for greater than 10% of the revenue recognized.

Warranty

The Company warrants that its software will perform in accordance with its documentation for a period of ninety days from the date of shipment. Similarly, the Company warrants that the hardware will perform in accordance with its documentation for a period of one year from date of shipment. The Company further agrees to repair or replace software or products that do not conform to those warranties. The one year warranty on hardware coincides with the hardware warranty that the Company obtains from the manufacturer. The Company estimates the costs that may be incurred under its warranties and records a liability at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims and the estimated cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. While warranty costs have historically been within management's expectations, it is possible that warranty rates will change in the future based on new product introductions and other factors.

Commissions

The Company records commission expense for orders that include products in the same period in which the product revenue is recognized. The Company records commission expense for arrangements that consist solely of service in the period in which the non-cancelable order for the services is received.

Shipping and Handling Costs

All amounts billed to customers related to shipping and handling are included in product revenues and all costs of shipping and handling are included in the cost of products in the accompanying consolidated statements of operations.

Research and Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as research and development costs as incurred until technological feasibility has been established, at which time any additional development costs are capitalized until the product is available for general release to customers. The Company defines the establishment of technological feasibility as the completion of a working model of the software product that has been tested to be consistent with the product design specifications and that is free of any uncertainties related to known high-risk development issues. During the years ended December 31, 2004, 2005 and 2006, the Company has not capitalized any significant software development costs.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense totaled $59,000, $27,000 and $55,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*

("ABP No. 25"), and related interpretations. Accordingly, compensation cost for stock options generally was measured as the excess, if any, of the estimated fair value of the Company's common stock over the amount an employee must pay to acquire the common stock on the date that both the exercise price and the number of shares to be acquired pursuant to the option are fixed. The Company had adopted the disclosure-only provisions of Statement of Financial Accounting Standard ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS No. 148"), which was released in December 2002 as an amendment to SFAS No. 123, and used the minimum value method of valuing stock options as allowed for non-public companies.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which revised SFAS No. 123 and supersedes the APB No. 25. SFAS No. 123(R), focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS No. 123(R), an entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable requisite service period. In addition, SFAS No. 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS No. 123(R) are required to be applied as of the beginning of the first interim or annual reporting period of the entity's first fiscal year that begins after December 15, 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the prospective transition method, which requires the Company to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 is based on the grant-date fair value of stock awards granted or modified after January 1, 2006. As the Company had used the minimum value method for valuing its stock options under the disclosure requirements of SFAS No. 123, all options granted prior to January 1, 2006 continue to be accounted for under APB No. 25. Additionally, the pro forma disclosures that were required under the original provisions of SFAS No. 123 are no longer provided for outstanding awards accounted for under the intrinsic-value method of APB No. 25 beginning in periods after the adoption of SFAS No. 123(R).

The following table summarizes the grants made by the Company since January 1, 2006:

Date of Grant	Number of Options Granted	Exercise Price of Options Granted	Estimated Fair Value of Common Stock	Intrinsic Value (if any)
January 2006	171,489	$ 8.36	$ 8.36	$—
April 2006[1]	453,178	$ 5.26	$ 5.26	$—
October 2006	399,603	$ 9.48	$ 9.48	$—
November 2006	56,955	$10.41	$10.41	$—
December 2006	38,484	$11.34	$11.34	$—

(1) Includes 165,332 shares originally granted at an exercise price of $8.36 per share that were cancelled and reissued at an exercise price of $5.26 per share.

The fair value of the Company's common stock underlying each stock option grant was estimated by the Company's board of directors and management using either the market approach or the income approach, or a combination of both approaches. The market approach uses direct comparisons to other enterprises and their equity securities to estimate the fair value of the common shares of privately-held companies. The Company's estimates of fair value using the market approach considered guideline company valuations, including public companies and acquisitions, which were discounted based on the lack of marketability and the minority interest nature of the

Company's common stock. The income approach estimates the fair value of the enterprise based on expectations of future income and cash flows. Refer to Note 8 for further information.

As a result of adopting SFAS No. 123(R) on January 1, 2006, based on the estimated grant-date fair value of employee stock options subsequently granted or modified, the Company recognized aggregate compensation expense of $703,000 for the year ended December 31, 2006. The Company uses the Black-Scholes option pricing model to estimate the fair value of granted stock options. The use of option valuation models requires the input of highly subjective assumptions, including the expected term and the expected stock price volatility. However, the Company is currently a nonpublic company without sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of its share prices. Accordingly, the Company uses an alternative method (defined as "calculated value") that incorporates each of the inputs required by SFAS No. 123(R), with the exception of the expected volatility of its stock. Rather than use the expected volatility of the Company's own stock, the Company has identified similar public entities for which share price information is available and has considered the historical volatility of those entities' share prices in estimating expected volatility. Additionally, the Company has estimated the expected term of granted options to be the weighted-average mid-point between the vesting date and the end of the contractual term of an award, in accordance with SEC Staff Accounting Bulletin No. 107. The weighted-average estimated fair value of stock options granted during the year ended December 31, 2006 was $5.47 per share, calculated using the following weighted average assumptions:

Average risk-free interest rate	4.68%
Expected dividend yield	0.0%
Expected useful life	6.25 years
Expected volatility	77.2%

The grant date fair value of options not yet recognized as expense as of December 31, 2006 aggregated $3,389,000, net of estimated forfeitures, which will be recognized using the straight-line method over a weighted-average period of approximately four years.

The Company's net loss for the year ended December 31, 2006 is $703,000 higher than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net loss per share for the year ended December 31, 2006 would have been $0.21 lower if the Company had not adopted SFAS No. 123(R).

The Company accounts for stock option grants to non-employees who are not directors in accordance with SFAS No. 123(R) and Emerging Issues Tax Free ("EITF") Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, which require that the estimated fair value of these instruments measured at the earlier of the performance commitment date or the date at which performance is complete be recognized as an expense ratably over the period in which the related services are rendered. The Company determines the fair value of these instruments using the Black-Scholes option pricing model.

Net Loss Attributable to Common Stockholders Per Share

Basic net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	December 31		
	2004	2005	2006
Options to purchase common stock	1,928,222	2,412,223	3,199,903
Shares of common stock into which outstanding preferred stock would be convertible upon exercise of preferred stock warrants	36,944	36,944	36,944
Shares of common stock into which outstanding preferred stock is convertible	12,292,005	12,292,005	14,302,128
Unvested shares of restricted common stock	290,160	75,448	27,709
Total	14,547,331	14,816,620	17,566,684

If the outstanding options, warrants, unvested restricted stock, and preferred stock were exercised or converted into common stock, the result would be anti-dilutive. Accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods presented in the accompanying consolidated statements of operations.

The pro forma net loss per share is calculated by dividing the pro forma net loss attributable to common stockholders by the pro forma weighted average number of common shares outstanding during the period. The pro forma weighted average number of common shares assumes the conversion of the outstanding Series A, Series B and Series C convertible preferred stock into common stock on January 1, 2006 and the conversion of the outstanding Series D convertible preferred stock into common stock on the date of issuance. The following details the computation of the unaudited pro forma net loss per share for the year ended December 31, 2006 (dollars in thousands, except per share data):

Net loss	$ (932)
Pro forma accretion of preferred stock	—
Pro forma net loss attributable to common stockholders	$ (932)
Weighted average shares calculation:	
Basic and diluted weighted average shares outstanding	3,389,527
Conversion of preferred stock	13,496,454
Pro forma basic and diluted weighted average shares outstanding	16,885,981
Pro forma basic and diluted loss attributable to common stockholders per share	$ (0.06)

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, held-to-maturity investments, accounts receivable, accounts payable, and long-term debt. The fair value of these financial instruments approximates their carrying amounts reported in the consolidated balance sheets.

Reclassifications

Where appropriate, certain amounts in the 2004 and 2005 financial statements have been reclassified to conform to the 2006 presentation.

Recent Account Pronouncements

On July 13, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 on January 1, 2007. An enterprise is required to disclose the cumulative effect of the change on retained earnings in the statement of financial position as of the date of adoption and such disclosure is required only in the year of adoption. The Company is currently evaluating the effect FIN 48 will have on the consolidated financial statements and related disclosures, but does not believe that the impact will be material to the consolidated financial statements taken as a whole.

3. Property and Equipment

Property and equipment consists of the following (dollars in thousands):

	December 31	
	2005	**2006**
Furniture, fixtures and equipment	$3,958	$5,025
Leasehold improvements	766	969
	4,724	5,994
Less accumulated depreciation and amortization	2,202	3,448
	$2,522	$2,546

4. Income Taxes

The significant components of the Company's deferred tax assets and liabilities are as follows (dollars in thousands):

	December 31	
	2005	2006
Deferred tax assets:		
Net operating loss carryforward	$ 9,650	$ 9,721
Accrued expenses	101	127
Deferred rent	39	55
Deferred revenue	1,076	451
Allowance for doubtful accounts	46	62
Unearned compensation	—	292
Property and equipment	116	171
Other	1	11
Total deferred tax assets	11,029	10,890
Deferred tax liabilities:		
Unearned compensation	(7)	—
Prepaid expenses	(285)	(174)
Total deferred tax liabilities	(292)	(174)
Net future income tax benefit	10,737	10,716
Valuation allowance for deferred tax assets	(10,737)	(10,716)
Net deferred tax asset	$ —	$ —

The Company has reported a net loss since inception. This loss has not resulted in a reported tax benefit because of an increase in the valuation allowance for deferred tax assets that results from the inability to determine the realizability of those assets. The Company's provision for income taxes for the year ended December 31, 2006 consists primarily of foreign income taxes related to international operations including those of Sourcefire Limited. Income before income taxes of the Company's foreign operations aggregated approximately $92,000 for the year ended December 31, 2006. Deferred income taxes were not provided on these undistributed earnings aggregating $92,000 because such undistributed earnings are expected to be indefinitely reinvested outside of the United States. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $14,000 would have been provided with an offsetting reduction in the valuation allowance of $14,000.

At December 31, 2006, the Company has net operating loss carryforwards of approximately $28,120,000 (including $806,000 of deduction related to stock option exercises) that will begin to expire in 2022. The utilization of these net operating losses could be limited by the Internal Revenue Code as a result of certain ownership changes, including the issuance of equity securities. The Company has not determined the annual amount of the limitation on these net operating losses or whether these net operating loss carryforwards will expire prior to use as a result of these limitations. At December 31, 2006, $806,000 of deferred deductions related to stock option exercises have been generated by the Company. The resulting benefit of approximately $300,000 will be recorded to stockholders equity when realized. The realization of these deductions is currently offset by utilization of net operating losses. The Company has state net operating loss carryforwards available that expire through 2025. The utilization of state net operating losses will be limited in a manner similar to the federal net operating loss carryforwards. The

Company has established a full valuation allowance with respect to these federal and state loss carryforwards and other net deferred tax assets due to uncertainties surrounding their realization.

At December 31, 2006, the Company has a federal alternative minimum tax (AMT) credit carryforward of $11,000. A valuation allowance of $11,000 was recorded for the AMT credit. This credit will not expire.

A reconciliation of the reported income tax expense to the amount that would result by applying the U.S. federal statutory rate to the loss for the years ended December 31 is as follows (dollars in thousands):

	Years Ended December 31		
	2004	2005	2006
Tax benefit at U.S. statutory rate of 34%	$(3,596)	$(1,856)	$(294)
Effect of permanent differences	28	(71)	48
Effect of foreign income taxed a different rate	—	—	11
State income taxes, net of federal benefit	(245)	(129)	9
Effect of change in valuation allowance for deferred tax assets	3,813	2,056	293
Total	$ —	$ —	$ 67

5. Debt and Warrants

In March 2005, the Company entered into an amended Loan and Security Agreement with a bank under which it may borrow up to $5 million under an Amended and Restated Revolving Promissory Note and up to $1 million under a supplemental equipment term note. Borrowings under the revolving promissory note bear interest at the prime rate, as defined, plus 0.5% per annum. Interest on borrowings under the revolving promissory note is payable monthly and all outstanding principal is due on March 28, 2007. As of December 31, 2006, the Company has no outstanding borrowings under the revolving promissory note, but has issued a $201,000 standby letter of credit which reduces the available borrowings under the agreement.

The Company was able to make borrowings under the supplemental equipment term note through March 31, 2006 and such borrowings bear interest, at the option of the Company, at the prime rate, plus 1.0% per annum, or a fixed rate of 7.0% per annum. Borrowings under the equipment term notes are payable in equal monthly payments of principal plus accrued interest over terms ranging from 30 to 36 months. The Company is also able to make borrowings under a prior equipment term loan facility through September 30, 2004 and such borrowings bear interest, at the option of the Company, at the prime rate, plus 1.5% per annum or a fixed rate ranging from 6.5% to 7.0% per annum. Borrowings under these equipment term notes are payable in equal monthly payments of principal plus accrued interest over terms ranging from 24 to 30 months.

In June 2005 and August 2005, the Company entered into additional amendments to the Loan and Security Agreement with the bank to modify certain financial covenants related to the agreement.

In July 2006, the Company entered into an amended Loan and Security Agreement with its bank under which it may borrow up to an additional $1 million under a second supplemental equipment term note. The Company was able to make borrowings under the supplemental equipment term note through January 31, 2007 and such borrowings bear interest, at the option of the Company, at the prime rate, plus 0.5% per annum, or a fixed rate of 9.0% per annum. Borrowings under the second supplemental equipment term note are payable in equal monthly payments of principal plus accrued interest over a 36 month period. In connection with this amendment, borrowings under the revolving promissory note will bear interest at the prime rate during any period where the Company has maintained EBITDA (as defined) of at least $1.00 for the prior three consecutive calendar month period.

Borrowings outstanding under the equipment term notes consisted of the following as of December 31 (dollars in thousands):

	2005	2006
Notes payable initially dated May 28, 2004, as amended, bearing interest at 6.5% and due from May 1, 2006 through November 1, 2006. Monthly payments ranging from $1 to $6 are due under these notes	$ 61	$ —
Notes payable initially dated August 5, 2004, as amended, bearing interest at 6.5% and due from August 1, 2006 through February 1, 2007. Monthly payments of $3 are due under these notes	59	6
Notes payable initially dated September 27, 2004, as amended, bearing interest at 6.5% and due from September 1, 2006 through March 1, 2007. Monthly payments of $4 are due under these notes	61	12
Notes payable initially dated June 1, 2005, bearing interest at 7.0% and due from November 1, 2007 through May 1, 2008. Monthly payments of $31 are due under these notes through November 2007 and $16 thereafter through May 2008	749	420
Note payable initially dated September 1, 2005, bearing interest at 7.0% and due August 1, 2008. Monthly payments of $2 are due under this note	60	38
Note payable initially dated August 14, 2006, bearing interest at prime plus 0.5% (8.75% at December 31, 2006) and due August 1, 2009. Monthly principal payments of $11 plus accrued interest are due under this note	—	341
Note payable initially dated October 30, 2006, bearing interest at prime plus 0.5% (8.75% at December 31, 2006) and due October 1, 2009. Monthly principal payments of $4 plus accrued interest are due under this note	—	148
Note payable initially dated December 22, 2006, bearing interest at prime plus 0.5% (8.75% at December 31, 2006) and due December 1, 2009. Monthly principal payments of $10 plus accrued interest are due under this note	—	347
	990	1,312
Less current portion	(514)	(675)
	$ 476	$ 637

Aggregate maturities as of December 31, 2006 of the Company's long-term debt for the years ending December 31 are as follows (dollars in thousands):

2007	$ 675
2008	392
2009	245
	$1,312

Borrowings under the Loan and Security Agreement are secured by all of the assets of the Company, excluding certain intellectual property. However, the Company has agreed not to sell, transfer, or otherwise encumber such intellectual property without the prior written consent of the bank. Additionally, the Company is required to comply with certain financial and non-financial covenants.

In November 2002, in connection with the Loan and Security Agreement, the Company issued warrants to purchase 14,754 shares of Series A convertible preferred stock at an exercise price of $3.05 per share that were immediately exercisable and expire on November 28, 2009. The estimated value of the warrants of approximately

$15,000 has been recorded as a mezzanine security and deferred financing costs, which is included in other assets in the accompanying balance sheets. The Company amortized these deferred financing costs using the straight-line method over a three-year period, and such amortization has been included in interest expense. These warrants remain outstanding as of December 31, 2006.

In November 2003, in connection with the First Amendment to the Loan and Security Agreement, the Company issued warrants to purchase 5,246 shares of Series A convertible preferred stock at an exercise price of $3.05 per share that were immediately exercisable and expire on November 2, 2010. The estimated value of the warrants of approximately $10,000 has been recorded as a mezzanine security and deferred financing costs, which is included in other assets in the accompanying balance sheets. The Company amortized these deferred financing costs using the straight-line method over a three-year period, and such amortization has been included in interest expense. These warrants remain outstanding as of December 31, 2006.

6. Convertible Preferred Stock

In February and June of 2002, the Company issued a total of 2,475,410 shares of Series A convertible preferred stock ("Series A") for $3.05 per share ("Series A original issue price"). In February 2003, the Company issued a total of 7,132,205 shares of Series B convertible preferred stock ("Series B") for $1.5423 per share ("Series B original issue price"). In January 2004, the Company issued a total of 5,404,043 shares of Series C convertible preferred stock ("Series C") for $2.7757 per share ("Series C original issue price"). In May and June of 2006, the Company issued a total of 3,264,449 shares of Series D convertible preferred stock ("Series D") for $7.0456 per share ("Series D original issue price").

Holders of the Series A, B, C, and D are entitled to receive, when and as declared by the Board of Directors, cumulative dividends per share equal to the sum of (i) 8% per annum of the Series A, B, C and D original issue price, and (ii) to the extent that a dividend is paid to the holders of common stock, the amount such holders would have received had the Series A, B, C and D been converted into common stock immediately prior to the distribution. The dividends on the Series A, B, C and D are cumulative and continue to accrue whether or not declared. Dividends in arrears on the Series A were $2,164,000 and $2,768,000 at December 31, 2005 and 2006, respectively. Dividends in arrears on the Series B were $2,567,000 and $3,447,000 at December 31, 2005 and 2006, respectively. Dividends in arrears on the Series C were $2,350,000 and $3,550,000 at December 31, 2005 and 2006, respectively. Dividends in arrears on the Series D were $1,097,000 at December 31, 2006.

In the event of liquidation, dissolution or winding up of the Company, holders of the Series A are entitled to receive a liquidation preference equal to $4.575 per share, holders of the Series B are entitled to receive a liquidation preference equal to $2.313 per share, holders of the Series C are entitled to receive a liquidation preference equal to $4.164 per share, and holders of the Series D are entitled to receive a liquidation preference equal to $8.807 per share, plus any declared and/or accrued but unpaid dividends. After payment of the Series A, B, C, and D liquidation preference and payments to any other classes of stock entitled to participate in liquidation distributions, any remaining funds will be distributed pro rata to all shareholders assuming that all classes of stock were converted into common stock.

Each share of the Series A, B, C, and D has substantially the same voting rights as the number of shares of common stock into which it can be converted. In addition, certain corporate actions require the consent of a majority of the outstanding shares of the Series A, B, C, and D. The holders of the Series A and the Series B are each entitled to appoint one member of the Board of Directors.

The Series A, B, C, and D are convertible into common stock at the option of the holder at any time. In addition, the Series A, B, C, and D will convert automatically into shares of common stock upon the closing of an underwritten public offering with a price per share of at least 2.436 times the Series D original issue price and resulting in at least $40 million of gross proceeds to the Company. Each share of Series A is initially convertible into approximately 1.85 shares of common stock. Each share of Series B, C, and D are initially convertible into approximately 0.62 shares of common stock. This conversion ratio is subject to adjustment upon the occurrence of certain specified dilutive events.

The Series A, B, C, and D are redeemable, at the option of the holders, at any time after the fifth anniversary of the date of issuance, at a price equal to the greater of (a) the Series A original issue price in the case of the Series A, the Series B original issue price in the case of the Series B, the Series C original issue price in the case of the Series C, and the Series D original issue price in the case of the Series D, plus any declared and/or accrued but unpaid dividends or (b) the fair market value of such shares, which shall be determined in good faith by the Board of Directors. As a result of the redemption feature outside the control of the Company, the Series A, B, C, and D have been excluded from stockholders' deficit in the accompanying balance sheets.

The carrying amount of the Series A securities is being accreted to the minimum redemption value of $7,550,000 plus unpaid cumulative dividends using the effective interest method through charges to additional paid-in capital or stockholders' deficit. This minimum redemption value is expected to total $10,570,000. The accretion period is from the date of issuance of the Series A to February 2007 for 672,131 shares and to June 2007 for 1,803,279 shares, the earliest dates at which these securities become redeemable at the option of the holder.

The carrying amount of the Series B securities is being accreted to the minimum redemption value of $11,000,000 plus unpaid cumulative dividends using the effective interest method through charges to additional paid-in capital or stockholders' deficit. This minimum redemption value is expected to total $15,400,000. The accretion period is from the date of issuance of the Series B to February 2008, the earliest date at which these securities become redeemable at the option of the holder.

The carrying amount of the Series C securities is being accreted to the minimum redemption value of $15,000,000 plus unpaid cumulative dividends using the effective interest method through charges to additional paid-in capital or stockholders' deficit. This minimum redemption value is expected to total $21,000,000. The accretion period is from the date of issuance of the Series C to January 2009, the earliest date at which these securities become redeemable at the option of the holder.

The carrying amount of the Series D securities is being accreted to the minimum redemption value of $23,000,000 plus unpaid cumulative dividends using the effective interest method through charges to additional paid-in capital or stockholders' deficit. This minimum redemption value is expected to total $32,200,000. The accretion period is from the date of issuance of the Series D to May 2011 for 2,973,485 shares and to June 2011 for 290,964 shares, the earliest dates at which these securities become redeemable at the option of the holder.

The minimum redemption value is being used for the Series A, B, C, and D since the fair market value of the instruments is not readily determinable; however, if fair market values at the redemption dates exceed the minimum redemption values, the redemption values will exceed the carrying values at the redemption dates.

7. Restricted Common Stock

In February 2002, the Company and its founders entered into a Restricted Stock Agreement that grants the Company the option to repurchase the 1,662,561 shares of common stock held by the founders upon termination of their employment, and restricts the founders' ability to transfer their shares of common stock. The repurchase price per share is $0.24, which represented the estimated fair value of the common stock at the date of issuance. The shares vest and are no longer subject to the restriction agreement as follows: (a) 50% at the date of the agreement; and (b) 16.68% on each of the three successive anniversaries of the date of the agreement. As of December 31, 2005, these shares were no longer subject to repurchase.

The Company also issued 559,729 and 312,192 shares of common stock subject to repurchase during June 2002 and November 2002, respectively, to certain employees. The Company has the right to repurchase the shares of common stock in the event of the termination of the employee for cause or the resignation of the employee without good reason. The repurchase price per share is $0.24, which represented the estimated fair value of the common stock on the date of issuance. The shares vest, and are no longer subject to the restriction, in 12 equal quarterly installments. The vesting is subject to acceleration upon a change of control and under certain other circumstances. The Company measured compensation expense for these awards using the intrinsic value method and recorded unearned compensation of $212,000, which has been amortized over the vesting period. As of December 31, 2005, these shares were no longer subject to repurchase.

In December 2003, the Company issued 193,965 shares of common stock subject to repurchase to certain employees. The Company has the right to repurchase the shares of common stock in the event of the termination of the employee for cause or the resignation of the employee without good reason. The repurchase price per share is $0.325, which represented the estimated fair value of the common stock on the date of issuance. The shares vest, and are no longer subject to the restriction on the third anniversary of the vesting start date. The vesting is subject to acceleration upon a change of control and under certain other circumstances. The Company measured compensation expense for these awards using the intrinsic value method and recorded unearned compensation of $20,000 which has been amortized over the vesting period. As of December 31, 2006, these shares are no longer subject to repurchase.

In July and August 2006, the Company issued 15,394 and 12,315 shares of common stock, respectively, subject to repurchase to certain directors. The Company has the right to repurchase the shares of common stock in the event of the termination of the director for cause. The repurchase price per share is $7.63, which represented the estimated fair value of the common stock on the date of issuance. The shares vest, and are no longer subject to the restriction on the earlier of (a) consummation of a firm commitment underwritten public offering of our common stock, along with the expiration of any applicable lock-up agreements; (b) a change of control; or (c) on the second anniversary of the vesting start date. The Company has measured aggregate compensation expense for these awards of $212,000 based on the estimated fair value of the common stock on the date of grant and is recognizing it ratably over the estimated vesting period.

8. Stock Incentive Plan

During 2002, the Company adopted the Sourcefire, Inc. 2002 Stock Incentive Plan. The plan provides for the granting of equity-based awards, including stock options, restricted or unrestricted stock awards, and stock appreciation rights to employees, officers, directors, and other individuals as determined by the Board of Directors. The Company has reserved 5,100,841 shares of common stock under the plan.

The plan administrator determines the vesting period for awards under the plan, which generally ranges from three to four years, and options granted have a maximum term of 10 years. The exercise price of the awards is equal to or greater than the fair value of the common stock as estimated by the Board of Directors on the date of grant. In estimating the fair value of the Company's common stock at the grant date, the Board of Directors considers contemporaneous valuations, significant transactions with independent investors in the Company, relative rights and preferences retained by preferred shareholders of the Company compared to those of the common stockholders, market data received from investment banks regarding private company merger and acquisition transactions and public company comparables, the Company's financial results and execution against its financial operating plan, new customer penetration, product development milestones and other relevant factors.

The following table summarizes the activity of the plan (dollars in thousands, expect per share data):

	Number of Shares	Range of Exercise Prices	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1, 2004	1,669,529	$ 0.24 to $0.32	$0.29	
Granted	829,078	$ 1.14 to $1.62	$1.22	
Exercised	(250,765)	$ 0.24 to $1.14	$0.31	
Forfeited	(319,620)	$ 0.24 to $1.14	$0.55	
Outstanding at December 31, 2004	1,928,222	$ 0.24 to $1.62	$0.63	
Granted	858,016	$ 1.62 to $8.36	$2.13	
Exercised	(114,800)	$ 0.24 to $1.62	$0.50	
Forfeited	(259,215)	$ 0.24 to $3.69	$1.49	
Outstanding at December 31, 2005	2,412,223	$ 0.24 to $8.36	$1.09	
Granted	1,119,709	$5.26 to $11.34	$7.71	
Exercised	(84,082)	$ 0.32 to $2.03	$1.71	
Forfeited	(247,947)	$ 0.24 to $8.36	$6.72	
Outstanding at December 31, 2006	3,199,903	$0.24 to $11.34	$2.96	$26,839
Exercisable at December 31, 2006	1,706,998	$ 0.24 to $5.26	$0.97	$17,665
Vested and expected to vest at December 31, 2006	2,975,967		$1.58	$25,462

The total intrinsic value of options exercised during the year ended December 31, 2006 was $362,000.

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Prices
$0.24 - $0.32	1,045,518	$0.29	6.3	974,070	$0.28
$1.14 - $2.03	1,208,936	$1.63	7.9	651,045	$1.52
$3.69 - $11.34	945,449	$7.58	9.6	81,883	$5.17
	3,199,903	$2.95	7.9	1,706,998	$0.99

In 2005, the Company modified certain employee options after the grant date to accelerate vesting upon termination of employment. The Company measured compensation expense for these modifications using the difference between the estimated fair market value of the underlying common stock at the date of modification and the option strike price and recorded non-cash compensation expense of $406,000 which has been included in general and administrative expense in the accompanying consolidated statement of operations. In April 2006, the Company exchanged certain employee options granted in 2005 and 2006 with an exercise price of $8.36 per share for new options with a reduced exercise price of $5.26 per share. The Company measured compensation expense for these modifications as the excess of the fair value of the modified share options issued over the fair value of the original share options at the date of the exchange. The measured compensation expense aggregated approximately $44,000 and is being recognized over the vesting period of the options.

9. Shares Reserved for Future Issuance

As of December 31, 2006, the Company has reserved shares of common stock for issuance as follows:

Conversion of Series A	4,572,647
Exercise of Series A warrants and conversion of Series A shares to common stock	36,944
Conversion of Series B	4,391,748
Conversion of Series C	3,327,610
Conversion of Series D	2,010,123
Exercise of outstanding stock options	3,199,903
Vesting of restricted common stock	27,709
Stock options available for granting as reserved by the Board of Directors	181,934
	17,748,618

10. Operating Leases

The Company leases office space and certain network, lab and office equipment under noncancelable operating lease agreements. Future minimum payments under noncancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006 (dollars in thousands):

2007	$1,576
2008	1,374
2009	1,230
2010	800
2011	490
2012 and thereafter	41
	$5,511

Rent expense totaled $399,000, $662,000 and $1,453,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

11. Business and Geographic Segment Information

The Company manages its operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company does not have reportable segments of its business.

Revenues by geographic area for the years ended December 31 are as follows (dollars in thousands):

	2004	2005	2006
United States	$13,632	$27,027	$36,598
All foreign countries	3,061	5,852	8,328
Consolidated total	$16,693	$32,879	$44,926

12. Defined Contribution Retirement Plan

The Company sponsors a defined contribution retirement plan under section 401(k) of the Internal Revenue Code. The provisions of this plan allow for voluntary employee contributions of up to 75% of an employee's salary but not exceeding the Federal limit of $15,000, subject to certain annual limitations. The Company does not currently make matching contributions.

13. Commitments and Contingencies

The Company is subject to legal actions arising in the ordinary course of its business. In management's opinion, the Company has adequate legal defenses with respect to the eventuality of such actions and does not believe any settlement would materially affect the Company's financial position.

On April 20, 2006, a lawsuit was filed against the Company by PredatorWatch Inc. (now named NetClarity) in the Superior Court for Suffolk County, Massachusetts. The complaint alleges that the Company: (i) misappropriated and incorporated the plaintiff's trade secrets into the Company's RNA technology; (ii) breached an oral agreement of confidentiality; (iii) breached a covenant of good faith and fair dealing owed to the plaintiff; (iv) was unjustly enriched; (v) misrepresented certain material facts to the plaintiff, upon which the plaintiff relied to its detriment; and (vi) engaged in unfair and deceptive acts in violation of Massachusetts state law. The plaintiff has sought to recover amounts yet to be ascertained and established, as well as damages and attorney's fees. The Company intends to defend this matter vigorously. Because the Company is still in the early stages of discovery and because the plaintiff has yet to specify the amount of any purported damages, the Company has not accrued for any damages or settlement of this matter.

The Company has entered into a purchase commitment with a hardware manufacturing vendor with whom it has a current arrangement. Under the terms of this commitment, the Company has agreed to purchase a set quantity of new appliance inventory over an 18-month period. The approximate value of the purchase commitment is $800,000.

The Company has entered into a purchase commitment with vendor to license database software that is used in the Company's products. Under the terms of the commitment, the Company is permitted to distribute the vendor's software in the Company's products through December 31, 2010 in exchange for an up front payment, plus annual maintenance fees. The approximate aggregate value of the purchase commitment is $855,000, which was paid in January 2007.

14. Subsequent Event

In February 2007, the Company effected a 1-for-1.624 reverse split of common stock. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.